    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 1998

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                          WINSTAR COMMUNICATIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    4812                                   13-3585278
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)

                                230 PARK AVENUE
                            NEW YORK, NEW YORK 10169
                                 (212) 584-4000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                            WILLIAM J. ROUHANA, JR.
               CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD
                          WINSTAR COMMUNICATIONS, INC.
                                230 PARK AVENUE
                            NEW YORK, NEW YORK 10169
                                 (212) 584-4000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:
                            DAVID ALAN MILLER, ESQ.
                            GRAUBARD MOLLEN & MILLER
                                600 THIRD AVENUE

                            NEW YORK, NEW YORK 10016
                           TELEPHONE: (212) 818-8800
                              FAX: (212) 818-8881

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                            PROPOSED           PROPOSED
                     TITLE OF SECURITIES                           AMOUNT TO BE         MAXIMUM OFFERING   MAXIMUM AGGREGATE
                       TO BE REGISTERED                             REGISTERED           PRICE PER UNIT     OFFERING PRICE
Series D 7% Cumulative Convertible Preferred Stock
('Preferred Stock')..................................            4,000,000 shares       $50.00(1)          $ 200,000,000
Common Stock, par value $.01 per share underlying
Preferred Stock......................................            4,031,445 shares(2)    $49.61(3)          $ 200,000,000
Common Stock to be resold by certain persons.........            2,059,662 shares       $39.54(4)          $  86,316,072
 Total...............................................

                     TITLE OF SECURITIES                    AMOUNT OF
                       TO BE REGISTERED                  REGISTRATION FEE
Series D 7% Cumulative Convertible Preferred Stock
('Preferred Stock')..................................    $  68,965.52

Common Stock, par value $.01 per share underlying
Preferred Stock......................................    $  68,965.52
Common Stock (underlying certain options) to be
resold by certain persons............................    $  28,082.43
 Total...............................................    $ 166,013.47

(1) Represents the per-share sales price ($50.00) of the Preferred Stock sold by the Registrant in an institutional private placement in March 1998, each share having a liquidation preference of $50.00.

(2) Pursuant to Rule 416(b) promulgated under the Securities Act of 1933, as amended (the 'Act'), this Registration Statement also covers a presently indeterminable number of additional shares of Common Stock which may be issued in lieu of cash dividends during the term of the Preferred Stock ('Dividend Shares'). Pursuant to Rule 416, this Registration Statement also covers a presently indeterminable number of additional shares of Common Stock issuable by the Company in the event the Preferred Stock is converted in connection with a change of control of the Company.

(3) Represents the conversion price ($49.61) for a share of Common Stock.

(4) Based on the last sale price of a share of Common Stock as reported by Nasdaq on April 15, 1998, based on Rule 457.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                            SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED APRIL 21, 1998

        4,000,000 SHARES OF SERIES D 7% SENIOR CUMULATIVE CONVERTIBLE
                           PREFERRED STOCK DUE 2010

                         WINSTAR COMMUNICATIONS INC.

                       6,091,107 SHARES OF COMMON STOCK

                           ------------------------

     This Prospectus relates to offers which may occur from time to time for the account of certain persons ('Selling Preferred Stockholders') of (i) an aggregate of 4,000,000 shares of the Series D 7% Senior Cumulative Convertible Preferred Stock ('Series D Preferred Stock') of WinStar Communications, Inc. ('Company'); (ii) an indeterminable number of shares of the Company's common stock ('Common Stock') that the Company may issue on a quarterly basis in lieu of cash dividend payments on the Series D Preferred Stock ('Dividend Shares'); and (iii) up to an aggregate of 4,031,445 shares of Common Stock, subject to adjustment, that may be issued by the Company upon conversion of the Series D Preferred Stock ('Conversion Shares').

     Dividends on each share of Series D Preferred Stock are payable at a per annum rate of 7% of the liquidation preference thereof ($50.00), which is equivalent to an annual dividend of $3.50. Dividends are payable to each holder of Series D Preferred Stock quarterly on March 15, June 15, September 15 and December 15 of each year, commencing September 15, 1998 and may be paid in cash or, at the Company's election, through the issuance of that number of Dividend Shares determined by dividing the amount of the dividend due to such holder by the Discounted Current Market Value of the Common Stock (rounding up or down to the next nearest whole share). 'Discounted Current Market Value' means the product of (a) 97% and (b) the closing bid price for a share of Common Stock as reported by the Nasdaq National Market on the fourth trading day preceding the dividend payment date.

     The Series D Preferred Stock is convertible into Conversion Shares at a rate of 1.0079 Conversion Shares for each share of Series D Preferred Stock converted, which, based on the Series D Preferred Stock's liquidation preference of $50.00 per preferred share, is equivalent to a conversion price of $49.61 for each Conversion Share received upon conversion.


     This Prospectus also relates to offers which may occur from time to time for the account of certain persons ('Selling Stockholders' and, together with the Selling Preferred Stockholders, the 'Selling Securityholders') of an aggregate of 2,059,662 shares of Common Stock ('Selling Stockholder Shares').

     There is no public market for the Series D Preferred Stock and no such market is expected to develop. The Common Stock is traded on the Nasdaq National Market under the symbol 'WCII.' The last sale price of the Common Stock on the Nasdaq National Market on April 17, 1998 was $38 1/16 per share. See 'Price Range of Common Stock.'

     The Company will not receive any cash proceeds from the sale of the Series D Preferred Stock, Dividend Shares, Conversion Shares or Selling Stockholder Shares by the Selling Securityholders. All costs, expenses and fees in connection with the registration of the securities offered by this Prospectus will be borne by the Company. Such expenses are estimated to be approximately $302,000. See 'Selling Securityholders and Plan of Distribution.'

                            ------------------------

     SEE 'RISK FACTORS' BEGINNING ON PAGE 11 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

             THE DATE OF THIS PROSPECTUS IS                , 1998

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----
Incorporation of Certain Documents by Reference............................................................     2
Summary....................................................................................................     3
Risk Factors...............................................................................................    11
Price Range of Common Stock................................................................................    22
Certain United States Federal Income Tax Considerations....................................................    23
Description of Capital Stock...............................................................................    29
Selling Securityholders and Plan of Distribution...........................................................    40
Legal Matters..............................................................................................    41
Experts....................................................................................................    41
Available Information......................................................................................    42

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or information have been filed by the Company with the Securities and Exchange Commission ('Commission') pursuant to the Securities Exchange Act of 1934, as amended ('Exchange Act'), and are incorporated herein by reference:

     (1) Annual Report on Form 10-K for the year ended December 31, 1997;

     (2) Current Report on Form 8-K/A filed January 30, 1998;

     (3) Current Report on Form 8-K/A filed February 5, 1998;

     (4) Current Report on Form 8-K filed March 5, 1998;

     (5) Current Report on Form 8-K filed March 12, 1998;

     (6) Current Report on Form 8-K filed March 30, 1998; and

     (7) The description of the Company's (i) Common Stock contained in the Company's registration statement on Form 8-A under the Exchange Act (File No. 1-10726) and (ii) Series B Preferred Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A, as amended, under the Exchange Act (File No. 0-20876).

     All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus shall be deemed incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person to WinStar Communications, Inc., 230 Park Avenue, New York, New York 10169 (telephone 212-584-4000), Attention: Investor Relations (extension 4053), a copy of any and all of the documents referred to above (other than exhibits to such documents) which have been incorporated by reference in this Prospectus.

                                    SUMMARY

     This summary is qualified in its entirety by the detailed information and financial statements (and notes thereto) incorporated by reference into this Prospectus. Unless otherwise indicated, references herein to the 'Company' or 'WinStar' refer to WinStar Communications, Inc. and, where appropriate, its subsidiaries. Wireless Fiber(SM) is a service mark and WinStar(Registered) is a trademark of WinStar Communications, Inc.

                                  THE COMPANY

GENERAL

     WinStar provides facilities-based voice and data telecommunications services to businesses and other customers in major metropolitan areas throughout the United States. WinStar holds licenses ('Wireless Licenses') which provide it with the largest amount of 38 GHz radio spectrum in the country, covering more than 110 Metropolitan Statistical Areas ('MSAs') with a total population of approximately 185 million, including the 50 largest MSAs. WinStar is building a unique nationwide network using its fiber-quality digital capacity in the 38 GHz band ('Wireless Fiber') in order to provide its customers with a broad range of attractively priced services and an alternative to the incumbent local exchange carriers ('ILECs'), other competitive local exchange carriers ('CLECs') and the interexchange carriers ('IXCs'). WinStar believes that its ability to provide information content and services further differentiates it from competitors. The annual business telecommunications market in the United States is estimated at $110 billion, with local telephony and data services, WinStar's target segment, accounting for approximately $47 billion.

     WinStar is rapidly building a modern telecommunications infrastructure. It currently provides telecommunications services on a switched basis in 21 major metropolitan markets, including Atlanta, Boston, Chicago, Dallas, Los Angeles, New York City, San Diego and Washington, D.C. WinStar expects to provide telecommunications services using its own switches in 30 major metropolitan markets by the end of 1998 and 40 major metropolitan markets by the end of 1999. WinStar's network buildout has been accelerated through several recent strategic acquisitions. In October 1997, WinStar purchased from US ONE Communications Corp. ('US ONE') twelve Lucent 5ESS switches, seven of which are located in markets that WinStar had targeted but had not yet entered. In January 1998, WinStar purchased GoodNet, a Tier I Internet service provider ('ISP'), from

Telesoft Corp. ('Telesoft'). GoodNet maintains a national Asynchronous Transfer Mode ('ATM') backbone, points of presence ('POPs') in 27 cities throughout the United States and more than 130 peering arrangements with other ISPs. Also in January 1998, as part of its acquisition of the assets of Midcom Communications Inc. ('Midcom'), WinStar acquired PacNet, a data transmission services provider. PacNet maintains a network of frame relay data switches, POPs in 20 cities throughout the western United States and, through its membership in the Unispan consortium, interconnection and cooperative service arrangements with other frame relay providers with networks across the United States and internationally.

NETWORK STRENGTHS

     WinStar believes that its Wireless Fiber and switch-based infrastructure provides it with significant competitive advantages, including:

     Ability to Provide a Full Range of Voice and Data Telecommunications Services. The large amount of bandwidth afforded by the Wireless Licenses, together with WinStar's voice and data switching facilities, allow WinStar to offer customers a full range of voice and data telecommunications services, including (i) local dial tone, private branch exchange ('PBX') trunks, individual business lines, Centrex and long distance, (ii) data services, such as Internet access, Wide Area Network ('WAN') services utilizing frame relay, Internet Protocol ('IP') and ATM data transport, and private network services and (iii) facilities-based broadband local access and digital network services ('Carrier Services'). WinStar holds Wireless Licenses in each of the 50 largest MSAs. Including certain additional licenses which WinStar has agreed to acquire, the Wireless Licenses cover an average of approximately seven 100 MHz channels in the 20 largest U.S. markets and four 100 MHz channels in the next 20 largest U.S. markets. Each 100 MHz Wireless Fiber channel can support transmission capacity of one DS-3 at 45 Mbps, which is over 750 times the rate of the fastest dial-up modem in general use (56 Kbps) and over 350 times the rate of the fastest integrated services digital network line in general use (128 Kbps). It is anticipated that the Company's commercial deployment of multipoint facilities, planned to begin in late 1998, will allow a single 100 MHz Wireless Fiber channel to support one OC-3 equivalent of capacity at 155 Mbps.

     Rapid and Cost-Effective Deployment of Infrastructure. Wireless Fiber services generally can be deployed considerably more rapidly than wireline services because of the construction time and permit procedures required for wireline buildout. Further, the equipment used for 38 GHz transmission (e.g., antennae, transceivers and digital interface units) is small, unobtrusive and relatively inexpensive.

     Ability to Penetrate Target Markets. In implementing its network plan, WinStar identifies strategically located sites to serve as hubs in each of its metropolitan areas. These hub sites are connected via Wireless Fiber links to customer buildings. Certain characteristics of the 38 GHz frequency, including the effective range of its radio signal and the small amount of dispersion (i.e., scattering) of the radio beam as compared to the more dispersed radio beams produced at lower frequencies, allow for multiple hub sites using the same channel in a licensed area. Further, WinStar's ability to use multiple 38 GHz channels in its target markets provides it with advantages over other providers of fixed wireless telecommunications services that possess fewer channels in their respective portions of the radio spectrum. WinStar believes that its multiple channels, together with the deployment of multipoint technology and its hub-based network architecture, will allow it to address the needs of a significant portion of the business customers in its target markets via its Wireless Fiber services.

     Scalable Capital Expenditures. Because of WinStar's Wireless Fiber capacity and hub-based network architecture, a substantial portion of its planned capital expenditures is variable and more directly tied to demand. WinStar expects to be able to minimize non-revenue generating deployment of infrastructure because (i) it does not need to fully build out its network in a market before offering services in that market, (ii) bandwidth can be more easily allocated as demanded and (iii) the small size and relatively low cost of radio transceivers and other equipment allow for cost-efficient redeployment as customer demands change.

     Deployment of Multipoint Technology. WinStar expects that its planned deployment of point-to-multipoint technology within its networks will allow it to further reduce per-building installation and equipment costs, better leverage existing and future investment in hub equipment, address a significantly greater number of buildings in each market and provide customers with variable amounts of bandwidth as their demands and needs change. WinStar believes that it will be able to efficiently integrate point-to-multipoint technology into its point-to-point network infrastructure, thereby enabling the Company to create point-to-multipoint infrastructure in its markets rapidly and cost effectively.

     Other Core Assets. WinStar has accumulated a group of core assets, in addition to those described above, which it believes are necessary for it to commercially deploy its telecommunications services. Among these assets are (i) authorizations to operate as a CLEC in 30 states and the District of Columbia,
(ii) agreements that allow it to interconnect its facilities with those of other carriers in 41 of the 50 most populated MSAs, (iii) roof rights to install its radios on more than 2,200 buildings and (iv) state-of-the-art information systems platforms to assure the accurate and flexible handling of the billing and customer satisfaction requirements of a diverse customer base purchasing a variety of telecommunications services. WinStar intends to acquire additional core assets as it further rolls out its services and expands its network coverage.

BUSINESS STRATEGY

     The telecommunications industry is being reshaped by a number of factors, including the deregulation of local telecommunications markets, growing demand for high-speed, high-capacity digital telecommunications services and the rapid advances in wireless technologies that enable service providers to address this demand, as well as the increasing importance to customers of information services. WinStar believes it is well-positioned to compete successfully in this new telecommunications environment. Key elements of WinStar's strategy to continue its growth as a national provider of telecommunications services are to:

     Continue to Expand Network Infrastructure. WinStar currently provides switch-based telecommunications services in 21 major metropolitan markets and expects to provide telecommunications services using its own switches in 30 major metropolitan markets by the end of 1998 and 40 major metropolitan markets by the end of 1999. WinStar is continuing to deploy network infrastructure on a city-by-city basis using its Wireless Fiber capabilities, its voice and data switches and, where appropriate, facilities leased from other carriers. The

Company believes that a limited number of hub sites (generally less than 10) in each metropolitan area will allow it to address more than 70% of its targeted buildings and ultimately to carry the majority of its customers' traffic on its own network instead of the higher-cost facilities of other carriers. WinStar also intends over time to interconnect all of its local networks through intercity fiber optic facilities, creating a single network capable of providing facilities-based voice and data telecommunications services among the metropolitan areas in which the Company has local networks. By building and utilizing its own network, WinStar reduces its reliance on the facilities of other providers, such as the ILECs, enhances service to its customers and reduces its cost of providing services. Unlike most fiber-based CLECs, which typically use facilities leased from incumbent providers to carry the majority of their telecommunications traffic, WinStar anticipates enhancing its operating margins by routing a significant portion of its traffic over its own network as this network and WinStar's presence in its markets mature.

     Exploit First-to-Market Advantage. WinStar seeks to exploit its 'first-to-market' advantage as the leading provider of fixed wireless local switched and dedicated telecommunications services with an established operating infrastructure and broad geographic license coverage. WinStar believes that early entrance into its markets provides it with advantages over many potential competitors by allowing it to (i) expand its customer base prior to widespread competition from other CLECs, (ii) develop a proven, reliable and low-cost network infrastructure using its own switching and transmission capabilities ahead of many other CLECs, (iii) develop and implement the advanced information, data and other systems necessary to integrate its fixed wireless infrastructure into the existing global telecommunications network, and (iv) acquire roof rights for antennae placement on a large number of buildings on favorable terms and in advance of other fixed wireless service providers.

     Provide Integrated Voice and Data Telecommunications and Information Services. WinStar has found that customers typically prefer to purchase their voice and data telecommunications services as a single package. WinStar offers its customers a broad range of telecommunications services, including basic local dial tone and long distance and, with the acquisitions of GoodNet and PacNet, high-speed switched and dedicated data and Internet access services. WinStar believes that the ability to package information, entertainment and other content and services with telecommunications services will become an increasingly important factor in the business customer's decision to select or retain a telecommunications provider. Accordingly, WinStar actively seeks opportunities to expand its information and content assets and services and to use them to enhance the marketability of its telecommunications services.

     Focus on Business Customers. WinStar believes that a substantial opportunity exists to attract a significant base of business customers by rapidly penetrating local markets with high-bandwidth telecommunications services. Initially, WinStar targeted small and medium-sized business customers in buildings that have more than 100,000 square feet of commercial space and which, in most instances, are not served by fiber facilities provided by CLECs. The Company estimates that there are more than 8,000 buildings that meet the criteria of this initial target group. WinStar believes that the growth of its infrastructure and the planned deployment of point-to-multipoint technology will make it cost-effective for the Company to target smaller buildings as well, increasing the number of target buildings to more than 30,000. Furthermore, WinStar's introduction of its data communications services and the expansion of its sales and marketing capabilities now allows it to target larger business customers.

     Market Wireless Fiber to Other Carriers. WinStar offers its broadband Carrier Services to other telecommunications providers, including providers of personal communications, cellular and specialized mobile radio services. WinStar believes that its Carrier Services present an attractive, economical method for telecommunications providers to add a high-capacity extension to their own networks, especially as they seek to rapidly penetrate new markets opening as a result of the Telecommunications Act of 1996 (the 'Telecommunications Act'). WinStar's Carrier Services also can provide cost-efficient route diversity where network reliability concerns require multiple telecommunications paths.

     Offer High Quality Networks and Superior Customer Service. WinStar believes that it offers cost and service quality advantages over ILECs and other CLECs as a result of its Wireless Fiber technology, integrated service offerings, customer support and network management and monitoring systems. WinStar consults with its customers to develop competitively priced telecommunications services that are tailored to meet their particular needs. WinStar's centrally-managed customer care and support operations are also designed to facilitate the processing of orders for changes and upgrades in services. WinStar believes that it provides greater attention and responsiveness to its customers than do the ILECs.

     Capitalize on Management Team Experience. WinStar has assembled a management team and hired operating personnel experienced in all areas of telecommunications and information services, including more than 250 former officers and employees of MCI Communications Corp. and Sprint Corporation, as well as numerous executives and other employees from Regional Bell Operating Companies ('RBOCs') and other established telecommunications companies. WinStar continues to hire additional experienced telecommunications and information services personnel as appropriate.


RECENT ACQUISITIONS OF KEY STRATEGIC ASSETS

     Three acquisitions consummated since October 1997 have provided WinStar with various strategic assets, including additional customers, additions to its sales force serving the medium to large-sized business segment, voice and data switches and a data network with which to launch its data services business.

     US ONE Asset Acquisition

     In October 1997, WinStar purchased from US ONE and its subsidiaries (the 'US ONE Asset Acquisition'), 12 Lucent switches, leased fiber-optic capacity in the New York metropolitan area and certain related assets for a purchase price of approximately $81.3 million in the form of (i) $61.3 million in cash, paid at the closing of the US ONE Asset Acquisition and (ii) $20.0 million, to be paid on the effective date of US ONE's confirmed plan of reorganization in its case under Chapter 11 of the U.S. Bankruptcy Code ('Chapter 11'), in either cash or shares of the Company's common stock, at the Company's discretion. In order to finance the cash portion of the purchase price of, and to pay certain expenses relating to, the US ONE Asset Acquisition, WinStar borrowed $62.3 million from certain institutions, which borrowings were repaid with proceeds obtained from the offering in December 1997 of $175 million of the Company's Series C 14 1/4% Senior Cumulative Exchangeable Preferred Stock due 2007 ("Series C Preferred Stock"). The US ONE Asset Acquisition will allow WinStar to accelerate the city-by-city buildout of its Wireless Fiber and switch-based infrastructure.

     GoodNet Acquisition

     In January 1998, WinStar acquired GoodNet, a Tier I ISP, from Telesoft for a purchase price of approximately $22.0 million, consisting of $3.5 million in cash and 732,784 shares of Common Stock (the 'GoodNet Acquisition'). GoodNet is a national provider of Internet access services, offering high-capacity data services to high-bandwidth users, including Internet service providers, universities and colleges, large landlords, RBOCs and cable television operators, and dial-up Internet access to consumers.

     Midcom Asset Acquisition

     In January 1998, WinStar acquired substantially all of the assets and business of Midcom (the 'Midcom Business') for a purchase price of approximately $92.0 million in cash (the 'Midcom Asset Acquisition'). WinStar anticipates, however, that its net costs for the Midcom Asset Acquisition will amount to less than $70.0 million after the expected collection of accounts receivable acquired in the transaction, the planned divestiture of two small business interests acquired in the transaction and certain post-closing price adjustments. Midcom is an entity in bankruptcy under Chapter 11.

     The Midcom Business is providing long distance voice and data telecommunications services. The Midcom Business includes basic '1 plus' and '800' long distance provided primarily to small and medium-sized businesses, most of which are in major metropolitan areas in California, Florida, Illinois, New York, Ohio and Washington, and Midcom's PacNet operations, which provide frame relay data transmission and dedicated private line services.

OTHER RECENT DEVELOPMENTS

     Acquisition of 28 GHz Licenses

     WinStar participated in the FCC's recently concluded auction of 28 GHz local multipoint distribution services licenses ('LMDS Licenses'). At the close of the auction, WinStar was the high bidder for the A-Block LMDS Licenses in nine markets and the B-Block LMDS Licenses in six markets. Each LMDS License covers a defined Basic Trading Area (BTA), with each A-Block LMDS License consisting of 1150 MHz of spectrum and each B-Block LMDS License consisting of 150 MHz of spectrum. WinStar made aggregate bids for such LMDS Licenses of approximately $58 million. However, WinStar has claimed a 25% bidding credit in the auction, making its total commitment to purchase LMDS Licenses approximately $43.4 million. Prior to the auction, WinStar made a $13 million payment which will be offset against this amount, with the balance being payable when the licenses are granted by the FCC, which WinStar anticipates will take place in the second quarter of 1998.

     Financings

     On March 17, 1998, the Company and a wholly owned subsidiary sold an aggregate of 4,000,000 shares ('Preferred Shares') of Series D Preferred Stock in an institutional private placement ('Preferred Stock Placement'). The sale price per Preferred Share was $50.00, with each of the initial purchasers thereof receiving a discount equal to 3.38% (or $1.6875) of the purchase price of each Preferred Share it purchased. The Registration Statement of which this Prospectus forms a part serves to register the resale of the Preferred Shares as well as the Dividend Shares and Conversion Shares, if any, issued with respect thereto. See Description of Capital Stock--Preferred Stock--Series D Preferred Stock.'

     On March 20, 1998, the Company sold in an institutional private placement (the '1998 Debt Placement') $200.0 million of its 10% Senior Subordinated Notes due 2008 ('Cash-Pay Notes') and $250.0 million of its 11% Senior Subordinated Deferred Interest Notes due 2008 ('Deferred Interest Notes' and, together with the Cash-Pay Notes, the '1998 Notes'). Each of the initial purchasers of the 1998 Notes received a discount equal to 2.875% of the aggregate purchase price of the 1998 Notes it purchased.

     The Company received aggregate net proceeds of approximately $629.6 million from the Preferred Stock Placement and 1998 Debt Placement which it intends to use to fund the expansion of its telecommunications and other operations.

CORPORATE INFORMATION

     The Company was incorporated under the laws of the State of Delaware in September 1990. Its principal office is located at 230 Park Avenue, New York, New York 10169 and its telephone number is (212) 584-4000.

                                  RISK FACTORS


     See 'Risk Factors' commencing on page 11 hereof for a discussion of certain risks that should be considered in connection with an investment in the Series D Preferred Stock and the Common Stock.

                        SUMMARY FINANCIAL INFORMATION

     The summary financial historical data presented below for the ten months ended December 31, 1995, and the years ended December 31, 1996 and 1997 have been derived from the Company's audited Consolidated Financial Statements incorporated by reference into this Prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, reclassified to reflect the operations of WinStar Global Products, Inc. ('Global Products'), the Company's merchandising subsidiary, as a discontinued operation. The summary pro forma data presented below have been derived from the Unaudited Pro Forma Condensed Consolidated Financial Statements included elsewhere in this Prospectus (the 'Pro Forma Financial Statements'). The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. The Pro Forma Financial Statements do not purport to represent what the Company's results of operations or financial condition would actually have been had the Pro Forma Transactions (as defined) in fact occurred on such date or to project the Company's results of operations or financial condition for any future period or date.

                                                              TEN MONTHS                         YEAR ENDED
                                                                ENDED         YEAR ENDED      DECEMBER 31, 1997
                                                             DECEMBER 31,    DECEMBER 31,    -------------------
                                                                 1995            1996              ACTUAL
                                                             ------------    ------------    -------------------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales:
     Telecommunications...................................     $ 13,137        $ 33,969           $       38,277
     Information services.................................        2,648          14,650                   41,354
                                                             ------------    ------------    -------------------
       Total net sales....................................       15,785          48,619                   79,631
  Operating income (loss):
     Telecommunications...................................       (7,288)        (43,698)                (153,139)
     Information services.................................          217          (1,409)                  (4,092)
     General corporate....................................       (3,861)        (11,373)                 (30,815)
                                                             ------------    ------------    -------------------
       Total operating loss...............................      (10,932)        (56,480)                (188,046)
Interest expense..........................................       (7,186)        (36,748)                 (77,257)
Interest income...........................................        2,890          10,515                   17,577
Other (expenses) income, net (b)..........................         (866)             --                    4,719
                                                             ------------    ------------    -------------------
Loss from continuing operations...........................      (16,094)        (82,713)                (243,007)
(Loss) income from discontinued operations................          237          (1,010)                  (6,477)
                                                             ------------    ------------    -------------------

Net loss..................................................      (15,857)        (83,723)                (249,484)
Preferred stock dividends.................................           --              --                   (5,879)
                                                             ------------    ------------    -------------------
Net loss applicable to common stockholders................     $(15,857)       $(83,723)          $     (255,363)
                                                             ------------    ------------    -------------------
BASIC AND DILUTED LOSS PER SHARE:
  Loss per common share from continuing operations........     $  (0.71)       $  (2.96)          $        (7.49)
  (Loss) income per common share from discontinued
     operations...........................................         0.01           (0.04)                   (0.19)
                                                             ------------    ------------    -------------------
  Net loss per common share outstanding...................     $  (0.70)       $  (3.00)          $        (7.68)
                                                             ------------    ------------    -------------------
  Weighted average common shares outstanding..............       22,770          27,911                   33,249


                                                               PRO FORMA(A)
                                                            -------------------
STATEMENT OF OPERATIONS DATA:
  Net sales:
     Telecommunications...................................       $      136,560
     Information services.................................               41,354
                                                            -------------------
       Total net sales....................................              177,914
  Operating income (loss):
     Telecommunications...................................             (241,054)
     Information services.................................               (4,092)
     General corporate....................................              (30,815)
                                                            -------------------
       Total operating loss...............................             (275,961)
Interest expense..........................................             (152,752)
Interest income...........................................               12,793
Other (expenses) income, net (b)..........................                 (481)
                                                            -------------------
Loss from continuing operations...........................             (416,401)
(Loss) income from discontinued operations................               (6,477)
                                                            -------------------
Net loss..................................................             (422,878)
Preferred stock dividends.................................              (45,806)
                                                            -------------------
Net loss applicable to common stockholders................             (468,684)
                                                            -------------------
BASIC AND DILUTED LOSS PER SHARE:
  Loss per common share from continuing operations........       $       (13.81)
  (Loss) income per common share from discontinued
     operations...........................................                (0.19)
                                                            -------------------
  Net loss per common share outstanding...................       $       (14.00)
                                                            -------------------
  Weighted average common shares outstanding..............               33,469

                                                              TEN MONTHS                         YEAR ENDED
                                                                ENDED         YEAR ENDED      DECEMBER 31, 1997
                                                             DECEMBER 31,    DECEMBER 31,    -------------------
                                                                 1995            1996              ACTUAL
                                                             ------------    ------------    -------------------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER FINANCIAL DATA:
  Ratio of earnings from continuing operations to combined
     fixed charges and preferred stock dividends(c).......           --              --                       --
  Capital expenditures(d).................................     $  8,123        $ 47,842           $      222,300


                                                               PRO FORMA(A)
                                                            -------------------

OTHER FINANCIAL DATA:
  Ratio of earnings from continuing operations to combined
     fixed charges and preferred stock dividends(c).......                   --
  Capital expenditures(d).................................       $      222,300

                                                                             AS OF DECEMBER 31, 1997
                                                                             -----------------------
                                                                             ACTUAL     PRO FORMA(E)
                                                                             ------     ------------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments......................  $ 419,262      $ 956,775
  Property and equipment, net............................................    284,835        293,499
       Total assets......................................................    976,401      1,619,251
  Current portion of long-term debt and capital lease obligations........      7,234          7,234
  Long-term debt and capital lease obligations, less current portion.....    790,292      1,240,292
  Exchangeable Redeemable Preferred Stock................................    175,553        175,553
  Convertible Redeemable Preferred Stock.................................         --        200,000
  Common and preferred stock and additional paid-in capital..............    256,126        248,976
  Stockholders' deficit..................................................   (118,392)      (125,542)


------------------
(a) Gives effect to (i) a private placement of $100.0 million of units, consisting of 6% Series A Cumulative Convertible Preferred Stock ('Series A Preferred Stock') and warrants ('Warrants'), completed in February 1997 ('February 1997 Preferred Stock Placement'), (ii) a private placement in March 1997 ('March 1997 Debt Placement') of $100.0 million 14 1/2% Senior

    Deferred Interest Notes Due 2005 of the Company ('1997 Senior Notes') and $200.0 million 12 1/2% Guaranteed Senior Secured Notes Due 2004 ('WEC Notes') of WinStar Equipment Corp., a wholly owned subsidiary of the Company ('WEC'), (iii) a private placement in August 1997 ('August 1997 Debt Placement') by WinStar Equipment II Corp., a wholly owned subsidiary of the Company ('WEC II'), of $50.0 million aggregate principal amount of its 12 1/2% Guaranteed Senior Secured Notes Due 2004 (the 'WEC II Notes'), (iv) a private placement in October 1997 ('October 1997 Debt Placement') of $100.0 million 15% Senior Subordinated Deferred Interest Notes Due 2007 of the Company ('1997 Senior Subordinated Notes' and, together with the 1997 Senior Notes, WEC Notes and WEC II Notes, the '1997 Notes'), (v) the US ONE Asset Acquisition, (vi) a private placement (the 'December 1997 Preferred Stock Placement') of $175.0 million Series C Preferred Stock, including $25.3 million of dividends on the Series C Preferred Stock in the year ended December 31, 1997, (vii) the Midcom Asset Acquisition, (viii) the Debt Placement, and (ix) the 1998 Preferred Stock Placement, each as if they occurred as of January 1, 1997. The transactions set forth in clauses (i) through (ix) are referred to herein collectively as the 'Pro Forma Transactions.' Interest expense has been (A) increased to include approximately $81.3 million of interest on such debt and amortization of debt offering costs and other related fees in the year ended December 31, 1997, but not to include interest income earned on additional available cash and (B) reduced by approximately $5.8 million for the year ended December 31, 1997 to reflect the repayment of approximately $62.3 million borrowed in connection with the US ONE Asset Acquisition and repaid from the proceeds of the December 1997 Preferred Stock Placement. Depreciation expense has been adjusted to include approximately $5.1 million for the year ended December 31, 1997 of depreciation on certain of the assets acquired in the US ONE Asset Acquisition, assuming straight line depreciation over the expected useful lives of the assets which will ultimately be placed in service. Preferred stock dividends have been adjusted to include approximately $14.0 million of dividends on the Series D Preferred Stock (assuming the dividends are paid in Dividend Shares).

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

(b) The year ended December 31, 1997 includes a deferred income tax benefit of $2.5 million.

(c) For the ten months ended December 31, 1995, and the years ended December 31, 1996 and 1997, earnings from continuing operations were insufficient to cover combined fixed charges and dividends on the Company's Series A and Series C Preferred Stock by approximately $16.3 million, $83.0 million and $255.6 million, respectively. On a pro forma basis, giving effect to the Pro Forma Transactions, earnings from continuing operations were insufficient to cover combined fixed charges and dividends on preferred stock by $468.9 million for the year ended December 31, 1997. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expended or capitalized, and that portion of rent expense that the Company believes to be representative of interest.

(d) Excludes Midcom capital expenditures for the year ended December 31, 1997.

(e) Gives effect to the Pro Forma Transactions as if each had occurred on December 31, 1997.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus and the documents incorporated by reference herein contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Company. These forward-looking statements involve certain risks and uncertainties. The words 'anticipate,' 'believe,' 'estimate,' 'expect,' 'plan,' 'intend' and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. No assurance can be given that any of such expectations will be realized. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the factors described under 'Risk Factors,' including the following: (a) the Company's ability to service its debt or to obtain financing for the buildout of its telecommunications network; (b) the Company's ability to attract and retain a sufficient revenue-generating customer base; (c) competitive pressures in the telecommunications industry; and (d) general economic conditions.

                                  RISK FACTORS

     Prospective purchasers of the Series D Preferred Stock, Dividend Shares, Conversion Shares or Selling Stockholder Shares offered hereby should carefully consider the risk factors set forth below, as well as the other information appearing in or incorporated by reference into this Prospectus, before making an investment in any such securities.

HISTORICAL AND PROJECTED NET AND OPERATING LOSSES

     The Company has historically incurred significant and growing operating losses and net losses, including net losses of approximately $15.9 million for the ten months ended December 31, 1995, $83.7 million for the year ended December 31, 1996 and $249.5 million for the year ended December 31, 1997. After giving effect to the Pro Forma Transactions, the Company would have a net loss of $422.9 million for the year ended December 31, 1997.

     The Company expects to continue to experience significant operating losses and net losses while it seeks to establish a sufficient revenue-generating customer base and build its network infrastructure. There can be no assurance that the Company will ever achieve (or if achieved, maintain) operating income or profitability or that the Company and its subsidiaries will have sufficient financial resources to make principal and interest payments on their outstanding debt or to redeem the Company's outstanding preferred stock, including the Series D Preferred Stock, or to make any cash dividend payments thereon. Further, any failure by the Company to achieve operating income and profitability will ultimately have an adverse effect on the market value of its Common Stock and preferred stock, including the Series D Preferred Stock.

GOVERNMENT REGULATION

     The telecommunications services business is highly regulated at the federal, state and local levels. In addition, the regulatory environment is subject to continual changes as a result of new legislation, the regulations adopted from time to time by the applicable regulatory authorities and litigation. The Company's competitive position is affected by this regulatory environment directly in terms of the services it is able to offer, the rates, terms and conditions of those services, and the rates, terms and conditions of necessary underlying services it must secure from other telecommunications providers. The Company's competitive position is also affected indirectly in terms of such regulatory environment's effect on companies that offer competing services. The Company is not able to predict the extent to which current laws and regulations or any changes therein may affect its business. However, as in any regulated industry, changes in law, regulations and interpretations could have a significant adverse impact on the ability of the Company to operate and achieve its business objectives.

COMPETITION

     The Company is subject to intense competition in each of the areas in which it operates. Many of the Company's competitors have longer-standing relationships with customers and suppliers in their respective industries, greater name recognition and significantly greater financial, technical and marketing resources than the Company.

     Telecommunications Markets. The voice and data telecommunications markets (including the Internet access and frame relay data markets) are intensely competitive and currently are dominated by the ILECs and the IXCs. These entities have long-standing relationships with their customers, have the ability to subsidize competitive services with revenues from a variety of other services and benefit from existing state and federal regulations that currently favor the ILECs and IXCs over the Company in certain respects. In addition to competition from the established carriers, the Company also faces competition from a growing number of new market entrants, such as other CLECs and dedicated data transmission service providers. Further, sales of the Company's Carrier Services are typically made to other telecommunications providers that may compete with the Company. The Company also may face competition in the provision of local telecommunications services from cable companies, electric utilities and ILECs operating outside their current local service areas. Moreover, the consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, which have accelerated, could give rise to significant new or stronger competitors. The Company also faces competition from other entities which offer, or are licensed to offer, 38 GHz services and could face competition in certain aspects of its existing and proposed businesses from competitors providing wireless services in other portions of the radio spectrum (including 2 GHz, 4.6 GHz, 18 GHz, 24 GHz, 28 GHz, 31 GHz and 47
GHz), as well as from providers using proposed global broadband satellite systems or unlicensed wireless services.

     As competition increases in the local telecommunications market, the Company anticipates that general pricing competition and pressures will increase significantly. The Company has not obtained significant market share in any of the areas where it offers its services, nor does it expect to do so given the size of its telecommunications services markets, the intense competition therein and the diversity of customer requirements. There can be no assurance that the Company will be able to compete effectively in any of its markets.

     New Media Business. The industry in which the Company's new media subsidiary competes consists of a very large number of entities producing, owning or controlling news, sports, entertainment, educational and informational content and services, including telecommunications companies, television broadcast companies, sports franchises, film and television studios, record companies, newspaper and magazine publishing companies, universities and on-line computer services. Competition is intense for timely and highly marketable or usable information and entertainment content. Almost all of the entities with which the Company's new media subsidiary competes have significantly greater presence in the various media markets and greater resources than the Company, including existing content libraries, financial resources, personnel and existing production and distribution channels. There can be no assurance that the Company will be able to compete successfully in the emerging new media industry.


RISKS RELATED TO STRATEGY

     The Company is pursuing an accelerated strategy to expand its presence in the local telecommunications services market in the metropolitan areas in which it has Wireless Licenses and to develop and obtain the facilities necessary to provide its own switched services. The Company has limited experience providing local telecommunications services, and there can be no assurance that the Company's strategy will be successful. In addition, local telecommunications service providers in the United States never have utilized 38 GHz wireless-based systems as a significant segment of their service facilities, and there can be no assurance that the Company will be successful in implementing its Wireless Fiber-based system. The Company's strategy is subject to risks relating to the receipt of necessary regulatory approvals, the negotiation and implementation of resale agreements with other local service providers, the negotiation and implementation of interconnection agreements with ILECs and other providers, the failure of ILECs and other providers to honor interconnection agreements and their FCC-mandated obligations, the ability of third-party equipment providers and installation and maintenance contractors to meet the Company's buildout schedule, the recruitment of additional personnel in a timely manner, so as to be able to attract and service new customers but not incur excessive personnel costs in advance of the rollout, the Company's ability to attract and retain new customers through delivery of high-quality services, the potential adverse reaction to the Company's services by the Company's carrier customers, which may view the Company as a competitor, and the Company's ability to manage the simultaneous implementation of its plan in multiple markets. In addition, the Company is subject to the risk of unforeseen problems inherent in being a relatively new entrant in a rapidly evolving industry.

     Much of the Company's telecommunications revenues in prior years has been derived from the resale of long distance services to residential customers. As part of its strategy, the Company is marketing its long distance services to businesses and is no longer actively marketing such services to residential customers. As a result, revenues from the provision of long distance services to residential customers have substantially declined and are expected to continue to substantially decline through attrition of the Company's long distance residential customer base.

     The Company's strategy requires significant capital investment related to the purchase and installation of numerous switches and the interconnection of these facilities to customers' buildings and local networks of other providers, including the installation of Wireless Fiber links and the buildout of other facility infrastructure in advance of generating material revenues.

     As the Company continues to build its telecommunications operations, it will continue to experience negative operating margins while it develops its facilities. After initial rollout of its CLEC services in a particular city, the Company expects operating margins for such operations to improve only when and if: (i) sales efforts result in sufficient volumes of traffic; (ii) the

Company has installed a switch and a sufficient number of Wireless Fiber links so that a substantial portion of the Company's traffic in that city can be originated and terminated over the Company's Wireless Fiber facilities instead of ILEC or other CLEC facilities; and (iii) higher margin-enhanced services are sought by, provided to and accepted by customers. While the Company believes that the unbundling and resale of ILEC services and the implementation of local telephone number portability (which will permit customers to retain their telephone numbers when switching carriers), which are mandated by the Telecommunications Act, will reduce the Company's costs of providing local exchange services and facilitate the marketing of such services, there can be no assurance that the Company's telecommunications operations will become profitable due to, among other factors, lack of customer demand, competition from other CLECs and pricing pressure from the ILECs and other CLECs.

UNCERTAINTY OF MARKET ACCEPTANCE OF WIRELESS FIBER SERVICES

     The Company has been marketing its Wireless Fiber services since December 1994. The Company has not obtained a significant market share in any of the licensed areas where it offers Wireless Fiber services. The provision of wireless telecommunications services over 38 GHz represents an emerging sector of the telecommunications industry and the demand for and acceptance of Wireless Fiber services are subject to a high level of uncertainty. There can be no assurance that substantial markets will develop for wireless local telecommunications services delivered over 38 GHz or that, even if such markets develop, the Company will be able to succeed in positioning itself as a provider of such services or provide such services profitably. The Company's success in providing wireless broadband services is subject to a number of factors beyond the Company's control. These factors include, without limitation, historical perceptions of the unreliability and lack of security of previous microwave radio technologies, changes in general and local economic conditions, availability of equipment, changes in telecommunications service rates charged by other service providers, changes in the supply and demand for wireless broadband services, competition from wireline and wireless operators in the same market area and changes in the federal and state regulatory schemes affecting the operations of telecommunications service providers in general and wireless broadband systems in particular (including the enactment of new statutes and the promulgation of changes in the interpretation or enforcement of existing or new rules and regulations). In addition, the extent of the potential demand for wireless broadband services in the Company's target markets cannot be estimated with certainty. There can be no assurance that one or more of these factors will not have an adverse effect on the Company's financial condition and results of operations.

CHANGES IN TECHNOLOGY, SERVICES AND INDUSTRY STANDARDS

     The telecommunications industry has been characterized by rapid technological change, changing end-user requirements, frequent new service introductions and evolving industry standards. The Company believes that its future success will depend on its ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet these evolving industry standards. The extent to which competitors using existing or currently undeployed methods of delivery of local telecommunications services will compete with the Company's Wireless Fiber services cannot be anticipated. There can be no assurance that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render 38 GHz-based (and other spectrum-based) systems less profitable or less viable. For example, there are several existing technologies that may be able to allow the transmission of high bandwidth traffic over existing copper lines or unlicensed spectrum. There can be no assurance that the Company will have sufficient resources to make the investments necessary to acquire new technologies or to introduce new services that could compete with future technologies or that equipment held by the Company in inventory will not be rendered obsolete, any of which would have an adverse effect on the operations and financial condition of the Company.

ABILITY TO PAY CASH DIVIDENDS ON AND REDEEM THE SERIES D PREFERRED STOCK

     The Company's ability to pay any dividends is subject to applicable provisions of state law, and its ability to pay cash dividends is subject to the terms of the indentures governing the Company's existing debt ('Indentures') and any other indebtedness of the Company then outstanding. The terms of the Indentures currently prohibit the Company from paying cash dividends on any preferred stock, including the Series D Preferred Stock. The ability of the Company in the future to pay cash dividends on the Series D Preferred Stock will depend on the Company meeting certain financial criteria, which in turn will require significant improvements in the Company's EBITDA and consolidated net worth. There can be no assurance that the Company will be able to meet such financial criteria in order to pay cash dividends on the Series D Preferred Stock. Further, the terms of the Series D Preferred Stock provide that cash payments thereon will not be made by the Company until certain outstanding indebtedness of the Company has been paid. Moreover, under Delaware law, the Company is permitted to pay dividends on its capital stock, including the Series D Preferred Stock, only out of its surplus, or in the event that it has no surplus, out of its net profits for the year in which a dividend is declared or for the immediately preceding fiscal year. Surplus is defined as the excess of a company's total assets over the sum of its total liabilities plus the par value of its outstanding capital stock. In order to pay dividends in cash, the Company must have surplus or net profits equal to the full amount of the cash dividends at the time such dividend is declared. The Company cannot predict what the value of its assets or the amount of its liabilities will be in the future and, accordingly, there can be no assurance that the Company will be able to redeem the Series D Preferred Stock or pay cash dividends thereon. See 'Description of Capital Stock--Preferred Stock-- Series D Preferred Stock.'

     The Indentures limit, but do not prohibit, the incurrence of additional indebtedness by the Company and its subsidiaries, and the Company may incur substantial additional indebtedness during the next few years to finance the buildout of its telecommunications networks and operations. All additional indebtedness of the Company will rank senior in right of payment to any payment obligations with respect to the Series D Preferred Stock. The debt service requirements of any additional indebtedness would make it more difficult for the Company to pay cash obligations with respect to the Series D Preferred Stock. In addition, the terms of the Indentures restrict the ability of the Company to redeem the Series D Preferred Stock. The ability of the Company to redeem or repurchase the Series D Preferred Stock will depend on its meeting certain financial criteria, which in turn will require significant improvements in the Company's consolidated net worth.

ABILITY TO SERVICE SUBSTANTIAL INDEBTEDNESS AND TO COVER FIXED CHARGES; REFINANCING RISK

     At December 31, 1997, after giving pro forma effect to the Pro Forma Transactions, the Company would have had, on a consolidated basis, approximately $1,382.8 million of indebtedness, including capitalized lease obligations and trade payables. The Company also had outstanding, at December 31, 1997, $175.0 million stated value of Series C Preferred Stock. The accrual of interest on the Cash-Pay Notes and on the 1997 Notes, the accrual of dividends on the Series C Preferred Stock and the accretion of original issue discount on the 14% Convertible Senior Subordinated Discount Notes due 2005 (the 'Convertible Notes') and the Company's 14% Senior Discount Notes due 2005 (the '1995 Senior Notes' and, together with the Convertible Notes, the '1995 Notes') will significantly increase the Company's liabilities and obligations (except to the extent that the Convertible Notes are converted into Common Stock). The Company may also need to incur additional indebtedness in the future. Although the Indentures and the Certificate of Designations governing the Series C Preferred Stock ('Series C Certificate of Designations') place certain limitations on the incurrence of additional indebtedness by the Company and its subsidiaries, under certain circumstances permitted by the Company's debt instruments, such additional indebtedness could be substantial. Additionally, the Indentures do not limit the amount of indebtedness that may be incurred by the Company's new media and consumer products subsidiaries or other Unrestricted Subsidiaries (as defined in the Indentures).

     The level of the Company's indebtedness could have important consequences for holders of the Series D Preferred Stock, including the following: (i) the combined debt service requirements of the 1995 Notes, 1997 Notes and the 1998 Notes, and the Company's obligations respecting the Series C Preferred Stock will make it more difficult for the Company to make payments when due with respect to the Series D Preferred Stock; (ii) the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (iii) beginning in 2001, a substantial portion of the Company's cash flow from operations, if any, must be dedicated to the payment of principal and interest on its indebtedness and other obligations and will not be available for use in the Company's business or for repurchase of the Series D Preferred Stock or payment of cash dividends thereon; (iv) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to changes in, its business; (v) the Company is more highly leveraged than many of its competitors, which may place it at a competitive disadvantage; and (vi) the Company's high degree of indebtedness would make it more vulnerable in the event of a downturn in its business or if operating cash flow does not significantly increase. In addition, a substantial portion of the

Company's indebtedness will mature in accordance with its terms and mandatory redemption payments will be required with respect to the Series C Preferred Stock prior to the maturity date of the Series D Preferred Stock. The Company anticipates that earnings will be insufficient to cover fixed charges and preferred stock dividends for at least the next several years. In order for the Company to meet its debt service obligations and make mandatory redemption payments with respect to its preferred stock, including the Series D Preferred Stock, the Company will need to substantially improve its operating results. There can be no assurance that the Company's operating results will be sufficient to enable the Company to meet such debt service obligations or make such redemption payments. In the absence of significantly improved operating results, the Company could face substantial liquidity problems and might be required to raise additional financing through the issuance of debt or equity securities, although there can be no assurance that the Company would be successful in raising such financing.

     A substantial amount of the Company's indebtedness begins to require cash payments of interest thereon starting in 2001 and begins to mature starting in 2004. The Company may not have sufficient cash flow to make such interest or principal payments. The Company expects that it will need to refinance such indebtedness on or prior to its maturity dates. However, the Company's ability to obtain financing at such time may be limited by the financial condition or operating results of the Company or financial markets at such time. There can be no assurance that the Company will be able to refinance such indebtedness or what the terms of such refinancing will be. If the Company is unable to make the required debt service payments, the Company may be in default under its other outstanding indebtedness, and, depending on the circumstances, the holders of such indebtedness could elect to accelerate their indebtedness. In such event, it is unlikely that all of the obligations of the Company, including with respect to the Series D Preferred Stock, would be paid in full.

SIGNIFICANT CAPITAL REQUIREMENTS

     The expansion of the Company's telecommunications operations and the continued funding of operating expenses will require substantial capital investment. Additionally, as part of its strategy, the Company may seek to acquire complementary assets or businesses (including additional spectrum licenses, by auction or otherwise), which also could require substantial capital investment. The Company's decision to accelerate the development of its CLEC operations in response to the Telecommunications Act has substantially increased the Company's near-term capital expenditure requirements. Under its current plans to expand to 40 markets by the end of 1999, the Company plans to spend approximately $300.0 million in each of 1998 and 1999 for capital equipment, which may require the Company to seek additional financing from financial institutions or equipment vendors or in the financial markets. The Company anticipates, based on current plans and assumptions relating to its operations, that its existing financial resources, together with additional equipment and accounts receivable financing arrangements that the Company intends to seek, will be sufficient to fund the Company's operations and capital requirements for approximately 18 to 30 months from the date of this Prospectus. In the event that the Company's assumptions change or prove to be inaccurate, the Company consummates any acquisitions of significant businesses or assets (including spectrum licenses other than those won by the Company in the FCC's recently completed auction of LMDS Licenses), the Company accelerates its plan and enters markets more rapidly, or the Company fails to secure additional equipment financing arrangements, the Company may be required to seek additional sources of capital sooner than currently anticipated. Sources of additional capital may include public and private equity and debt financing, sales of nonstrategic assets and other financing arrangements. There can be no assurance that additional financing will be available or, if available, that the Company will be able to obtain it on acceptable terms. Failure to obtain additional financing, if needed, could result in the delay or abandonment of some or all of the Company's development and expansion plans, which would have a material adverse effect on the Company's business and financial condition.

PRO FORMA FINANCIAL INFORMATION; MIDCOM

     The Pro Forma Financial Information gives effect to the Pro Forma Transactions, including the Midcom Asset Acquisition, and relies upon the historical financial statements of Midcom. Midcom's financial statements for the year ended December 31, 1997 (and, consequently, the Pro Forma Financial Information) include

Midcom's operations during the 10-month period in 1997 prior to Midcom's bankruptcy filing in November 1997 and, therefore, do not accurately reflect the state of the business actually acquired by the Company in January 1998. In addition, one of the significant assets acquired by the Company in the acquisition was Midcom's customer base, all of whom now must be notified by the Company of the transfer of their accounts to the Company and have the option to replace the Company as their service provider. Although the Company expects that a significant number of customers will elect to terminate their service and move to other carriers, the Pro Forma Financial Information does not give effect to the loss of any Midcom customers. Moreover, the Pro Forma Financial Information does not purport to represent what the Company's results of operations or financial condition would actually have been had the Midcom Asset Acquisition in fact occurred on January 1, 1997 or to project the Company's results of operations or financial condition for any future period or date. Although the Company believes the assets it acquired from Midcom were purchased on attractive terms, the Company believes that investors in any of the Securities offered hereby should not place any reliance on the pro forma operating results contained in the Pro Forma Financial Information, as they relate to Midcom.

RISKS ASSOCIATED WITH RAPID EXPANSION AND ACQUISITIONS

     The Company is pursuing a strategy of aggressive and rapid growth, including the accelerated rollout of its telecommunications services, acquisitions of businesses and assets, including additional spectrum licenses, and the hiring of additional management, technical and marketing personnel, all of which will result in higher capital expenditures and operating expenses. Rapid expansion of the Company's operations may place a significant strain on the Company's management, financial and other resources. The Company's ability to manage future growth, should it occur, will depend upon its ability to monitor operations, control costs, maintain effective quality controls and significantly expand the Company's internal management, technical, information and accounting systems. Any failure to expand these areas and to implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the growth of the Company's business could have a material adverse effect on the business, financial condition and results of operations of the Company, the value of the Company's securities, including the Securities offered hereby, and the ability of the Company and its subsidiaries to make principal and interest payments on their outstanding debt and of the Company to repurchase or redeem its preferred stock, including the Series D Preferred Stock, as required. As part of its strategy, the Company may acquire complementary assets or businesses. The pursuit of acquisition opportunities will place significant demands on the time and attention of the Company's senior management and will involve considerable financial and other costs with respect to identifying and investigating acquisition candidates, negotiating acquisition agreements and integrating the acquired businesses with the Company's existing operations. Employees and customers of acquired businesses may sever their relationship with such businesses during or after the acquisition. There can be no assurance that the Company will be able to successfully consummate any other acquisitions or integrate any business or assets which it may acquire into its operations.

     Recently, the Company consummated the US ONE Asset Acquisition, the GoodNet Acquisition and the Midcom Asset Acquisition. There can be no assurance that the acquired assets can be effectively integrated into the Company's operations or that the Company will realize the benefits it expects to achieve through these acquisitions. Two of the sellers, Midcom and US ONE, were in bankruptcy at the time of acquisition and there can be no assurance that the Company will be able to exploit these assets with more success than previous managements. Moreover, a portion of Midcom's customers and independent sales agents have elected not to continue with the Company. In addition, the conversion of Midcom customers and carrier identification codes to the Company's system is subject to regulation by the FCC, and the assignment of Midcom's customers may be subject to approval by government regulators. In the event that the FCC determines that, despite specific bankruptcy court approval, the Company engaged in improper practices in converting such customers and codes, the FCC may impose substantial penalties on the Company.

FINITE INITIAL TERM OF WIRELESS LICENSES; POTENTIAL LICENSE RENEWAL COSTS; FLUCTUATIONS IN THE VALUE OF WIRELESS LICENSES; TRANSFER OF CONTROL

     As described in the FCC's Report and Order and Second Notice of Proposed Rulemaking, released on November 3, 1997 (the '38 GHz Order'), the FCC's policy is to align the expiration dates of all 38 GHz licenses granted such that they mature concurrently on February 1, 2001, and, upon expiration, to renew all such licenses for ten years if the FCC's 'substantial service' buildout requirements have been met. While the Company believes that all of its Wireless Licenses will be renewed based upon FCC custom and practice establishing a presumption in favor of licensees that have complied with their regulatory obligations during the initial license period, there can be no assurance that any Wireless License will be renewed upon expiration of its initial term. The failure of the Company to meet the buildout requirements and obtain a renewal of its Wireless Licenses would have a material adverse effect on the Company.

     In the 38 GHz Order, the FCC ruled, among other things and in addition to the expiration and renewal policy described above, that (i) it would impose no limits on the accumulation of licenses in the 38 GHz band, (ii) the 39.5-40.0 GHz portion of this band would not be reserved for use by satellite operations,
(iii) licensees should be permitted great flexibility in use of this spectrum, including use for point-to-multipoint and mobile services (subject to the development of inter-licensee and inter-services standards), and (iv) currently unlicensed channels in the 38 GHz band will be auctioned.

     The Company anticipates that the 38 GHz Order, or portions thereof, will be contested by various parties and the outcome of such proceedings is uncertain. Therefore, while the Company views the majority of the FCC's determinations in the 38 GHz Order as favorable to its operations and business plan, there can be no assurance that such rulings will not be repealed or altered as a result of such proceedings. On March 9, 1998, several parties filed petitions for reconsideration (the 'Petitions') of the 38 GHz Order alleging, among other things, that the FCC's February 10, 1998 grants to WinStar of additional channels in 11 markets were in violation of the FCC's processing rules. Such Petitions were made available to the public on March 10, 1998. At least one of these parties has stated its intent to file a separate pleading on this issue. There can be no assurance that the Petitions will not result in such additional channel grants being rescinded.

     The Wireless Licenses are integral assets of the Company, the value of which will depend significantly upon the success of the Company's wireless telecommunications operations and the future direction of the wireless telecommunications segment of the telecommunications industry. The value of licenses to provide wireless services also may be affected by fluctuations in the level of supply and demand for such licenses and by valuations placed on such licenses in any current or future auction of spectrum, such as the FCC's auction for spectrum in the 28 GHz spectrum which currently is taking place. Any assignment of a license or transfer of control by an entity holding a license is subject to certain limitations relating to the identity and qualifications of the transferee and requires prior FCC approval (and in some instances state regulatory approval as it relates to the provision of telecommunications services in that state), thereby possibly diminishing the value of the Wireless Licenses.

     The Company has entered into agreements to acquire a number of additional 38 GHz licenses. The transfer of licenses issued by the FCC, including 38 GHz licenses (as well as a change of control of entities holding licenses), is subject to the prior consent of the FCC, which consent generally turns on a number of factors including the identity, nationality, background and the legal and financial qualifications of the transferee and the satisfaction of certain other regulatory requirements. There can be no assurance that the FCC will approve all or any of the proposed acquisitions.

DEPENDENCE ON THIRD PARTIES FOR SERVICE AND MARKETING; POSSIBLE SERVICE INTERRUPTIONS AND
EQUIPMENT FAILURES


     The Company's long distance resale business is dependent on utilizing the facilities of major IXCs to carry its customers' long distance telephone calls and, in many instances, especially during initial market penetrations, the Company's CLEC business will be dependent on the facilities of the ILECs and other local exchange service providers to carry its customers' local telephone calls. The Company has agreements with MCI, Sprint and others that provide it with access to such carriers' networks and has entered or is entering into interconnect agreements with various ILECs, and other CLECs, to access their local exchange facilities. Although the Company believes that it currently has sufficient access to long distance networks and will be able to obtain sufficient access to local exchange facilities, any increase in the rates or access fees charged by the owners of such facilities or their unwillingness to provide access to such facilities to the Company, as well as potential reticence of the ILECs to honor appropriate provisioning and service intervals with respect to interconnection arrangements, could materially adversely affect the Company's operations. Failure to obtain continuing access to such networks and facilities could require the Company to significantly curtail or cease its operations and could have an adverse effect on the value of the Company's securities, including the Series D Preferred Stock, the ability of the Company and its subsidiaries to make principal and interest payments on their outstanding debt and of the Company to repurchase or redeem its preferred stock, including the Series D Preferred Stock, as required. Further, the Company's CLEC operations will rely to some extent upon network elements which the ILECs must provide pursuant to the Telecommunications Act and the Interconnection Order. These facilities often use copper wire for 'last mile' access to end users. To the extent that the Company relies upon ILEC facilities that use copper wire, the Company may not be able to offer potential customers the benefits of Wireless Fiber with respect to high transmission capacity and quality. In addition, the Company's operations require that the networks leased by it, and any facilities which may be developed by the Company, operate on a continuous basis. It is not unusual for networks and switching facilities to experience periodic service interruptions and equipment failures. It is therefore possible that the networks and facilities utilized by the Company may from time to time experience service interruptions or equipment failures resulting in material delays which would adversely affect consumer confidence as well as the Company's business operations and reputation.

     The Company utilizes, in certain cases, third parties for marketing its Wireless Fiber services and maintaining its operational systems. The Company has entered into master service agreements with other telecommunications providers that allow those companies to utilize and resell the Company's Wireless Fiber services to their own customers. The Company also has an agreement with Lucent to provide field service for, and network monitoring of, the Company's Wireless Fiber facilities and another agreement with Lucent for the purchase by the Company of telecommunications switches and related equipment. The failure of any of these third parties to perform under their respective agreements or the loss of any of these agreements could have a material adverse effect on the Company's results of operations and its ability to service its customers. The Company has approached a number of major telecommunications service providers to solicit interest in entering into a multi-year, multi-region network transaction in which the Company would build and maintain a co-exclusive network utilizing Wireless Fiber for providing access to their customer base. Although there can be no assurance that such a transaction will be entered into, the Company believes that such a transaction would be attractive to a number of these providers and is in various stages of discussions with them.

LINE OF SIGHT; DISTANCE LIMITATIONS IMPOSED BY RAINFALL CONDITIONS IN CERTAIN GEOGRAPHIC AREAS;
ROOF RIGHTS

     In order to provide quality transmission, Wireless Fiber services require an unobstructed line of sight between two transceivers comprising a link, with a maximum distance between any two corresponding transceivers of up to five miles (although the Company generally maintains link distances of less than three miles, or shorter distances in certain areas, to meet its internally established performance standards). Weather conditions may necessitate even shorter distances between transceivers to maintain desired transmission quality). The areas in which such shorter distances are required are those where rainfall intensity and the size of the raindrops adversely impact transmission quality at longer distances. Other weather conditions, such as snow, electrical storms and high winds, have not, in the Company's experience, affected the quality or reliability of Wireless Fiber services. The establishment of Wireless Fiber services may require additional transceivers to triangulate around obstacles (such as buildings). Similarly, to establish Wireless Fiber services covering a distance in excess of five miles, additional transceivers are required to establish a chain with links no more than five miles apart or to establish a system of interconnected hub sites. The cost of additional transceivers where required by weather, physical obstacles or distance may render Wireless Fiber uneconomical in certain instances. The Company must obtain roof rights (or rights to access other locations where lines of sight are available) in each building where a transceiver will be placed. The Company seeks to prequalify and obtain roof rights at buildings required to service potential customers in its licensed areas in advance of anticipated orders. There can be no assurance, however, that the Company will be successful in obtaining roof rights necessary to expand its Wireless Fiber services in its potential markets or in obtaining any construction, zoning, franchises or other governmental permits that may be necessary for the Company to provide Wireless Fiber service to its customers in its markets at reasonable costs or on favorable terms, or at all. The Company's prequalification activities may require the payment of option fees to the owners of buildings that are being prequalified. There can be no assurance that the Company will receive orders for Wireless Fiber services which allow the Company to utilize roof rights it obtains.

CERTAIN FINANCIAL AND OPERATING RESTRICTIONS

     The Indentures and the Series C Certificate of Designations impose significant operating and financial restrictions on the Company, affecting, and in certain cases limiting, among other activities, the ability of the Company to incur additional indebtedness or create liens on its assets, pay dividends, sell assets, engage in mergers or acquisitions or make investments. Failure to comply with any such restrictions could limit the availability of borrowings or result in a default under the terms of any such indebtedness. Moreover, these restrictions could limit the Company's ability to engage in certain business transactions which the Company may desire to consummate. The Company's inability to consummate any such transaction could have an adverse effect on the Company's operations, the value of the Company's securities, including the Series D Preferred Stock, and the ability of the Company and its subsidiaries to make principal, interest and dividend payments on their outstanding debt and preferred stock, including the Series D Preferred Stock.

CERTAIN TAX CONSIDERATIONS RELATING TO THE SERIES D PREFERRED STOCK

     Distributions on the Series D Preferred Stock will be taxable for United States federal income tax purposes as ordinary dividend income (and eligible for the dividends-received deduction for certain United States corporate holders) only to the extent paid out of current or accumulated earnings and profits of the Company as determined for federal income tax purposes and otherwise will be treated in the manner described under 'Certain United States Federal Income Tax Considerations-Tax Considerations for U.S. Holders of Series D Preferred Stock-Distributions in General.' However, the Company does not currently have any current or accumulated earnings and profits and cannot accurately predict at what point it will have current or accumulated earnings and profits. In the absence of current or accumulated earnings and profits of the Company, it is anticipated that distributions on the Series D Preferred Stock will constitute tax-free returns of capital to the extent of the holder's tax basis in the Series D Preferred Stock and thereafter capital gain, and will not be eligible for the dividends-received deduction.

     In the case of a distribution on the Series D Preferred Stock that is paid in the form of shares of Common Stock, the fair market value of the distributed shares on the distribution date will be taxable for United States federal income tax purposes in the same manner as a cash distribution on the distribution date notwithstanding that the cash attributable to such distribution will not be received by the holder until a subsequent period. See 'Certain United States Federal Income Tax Considerations.'

RANKING OF THE SERIES D PREFERRED STOCK

     The Company's obligations with respect to the Series D Preferred Stock do not constitute indebtedness for borrowed money and with respect to right of payment rank junior to all present and future indebtedness and other payment obligations of the Company and its subsidiaries and all future Senior Stock (as defined in the Series D Certificate of Designations), pari passu with the Series C Preferred Stock and senior to the Series A Preferred Stock. Further, the claims of creditors of the Company's subsidiaries will be effectively senior to all payments, including dividends and redemption, on the Series D Preferred Stock. As of December 31, 1997, after giving effect to the Pro Forma Transactions, the Company would have had (on an unconsolidated basis) approximately $1,224.5 million of indebtedness (including capitalized lease obligations and approximately $373.2 million of outstanding indebtedness and other liabilities, including trade payables, of the Company's subsidiaries), all of which would have been senior in right of payment to the Series D Preferred

Stock. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Series D Preferred Stock only after all indebtedness of the Company and all Senior Stock, if any, has been paid, and there may not be sufficient assets remaining to pay amounts due on any or all of the Series D Preferred Stock then outstanding. See 'Description of Capital Stock--Preferred Stock--Series D Preferred Stock.'

HOLDING COMPANY STRUCTURE

     The Company is a holding company and its only material assets consist of the common stock of its subsidiaries and the proceeds raised from the sale of its equity and debt securities, all of which the Company has loaned or contributed, or intends to loan or contribute, to its subsidiaries. The Company may have to rely upon dividends and other payments from its subsidiaries to generate the funds necessary to repurchase the Series D

Preferred Stock and to make cash dividend payments, if any. The subsidiaries, however, are legally distinct from the Company and have no obligation, contingent or otherwise, to pay amounts due pursuant to the Series D Preferred Stock, or to make funds available for such payment. The ability of the Company's subsidiaries to make such dividends and other payments to the Company is subject to, among other things, the availability of funds, the terms of such subsidiaries' indebtedness and applicable state laws. Claims of creditors of the Company's subsidiaries, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of the Company, the holders of the Company's indebtedness and the holders of preferred stock, including the Series D Preferred Stock. Accordingly, the Company's obligations with respect to the Series D Preferred Stock are effectively subordinated to all liabilities (including trade payables) of the subsidiaries of the Company. At December 31, 1997, the subsidiaries of the Company had approximately $373.2 million of liabilities (including trade payables and $256.1 million of indebtedness guaranteed by the Company). See 'Description of Capital Stock--Preferred Stock--Series D Preferred Stock.'

POTENTIAL ADVERSE EFFECTS OF ISSUANCE OF SENIOR PREFERRED STOCK

     The Company is authorized to issue preferred stock in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors. In certain instances, subject to the approval of the holders of at least two-thirds of the outstanding shares of the Series D Preferred Stock, such series of preferred stock could include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights senior to the Series D Preferred Stock, and in all instances, senior to the Common Stock. Accordingly, future issuance of such preferred stock, depending upon the rights, preferences and designations thereof, could effectively diminish or supersede the dividends and liquidation preferences of the Series D Preferred Stock and adversely affect the Common Stock and the rights of the holders thereof.

VOLATILITY OF MARKET PRICE OF COMMON STOCK


     Since the Common Stock has been publicly traded, the market price of the Common Stock has fluctuated over a wide range and may continue to do so in the future. See 'Price Range of Common Stock.' The market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including, among other things, the depth and liquidity of the trading market of the Common Stock, variations in the Company's operating results, press reports, including with respect to regulation and industry trends, and the difference between actual results and the results expected by investors and analysts. In addition, the stock market in recent years has experienced broad price and volume fluctuations that have often been unrelated to the operating performance of companies, particularly telecommunications companies. These broad market fluctuations also may adversely affect the market price of the Common Stock. Accordingly, there can be no assurance that, at any time in the future, the market price for the Common Stock will exceed the effective conversion price of the Series D Preferred Stock.

EFFECT OF OUTSTANDING OPTIONS, WARRANTS AND OTHER CONVERTIBLE SECURITIES

     As of December 31, 1997, there were outstanding (i) options with respect to an aggregate of approximately 11,651,000 shares of Common Stock at per-share exercise prices ranging from $1.50 to $31.13, (ii) the Convertible Notes, (iii) the Series A Preferred Stock, (iv) warrants pursuant to which 2,000,000 shares of Common Stock may be issued and (v) obligations to issue a number of shares of Common Stock having an aggregate market value of $55.0 million for the purchase of certain 38 GHz licenses. Substantially all of the shares of Common Stock underlying such securities have been or will be registered for resale under the Securities Act. The Company has two existing stock option plans under which options to purchase an additional 3,189,000 shares of Common Stock may be granted. The exercise of outstanding stock options and warrants and the conversion of other convertible securities will dilute the percentage ownership of the Company's current stockholders, and any sales in the public market of shares of Common Stock issuable upon the exercise or conversion of such stock options, warrants and convertible securities may adversely affect prevailing market prices for the Common Stock.

LACK OF PUBLIC MARKET FOR THE SERIES D PREFERRED STOCK

     There is currently no active trading market for the Series D Preferred Stock. The Series D Preferred Stock is designated eligible for trading in the PORTAL Market. The Series D Preferred Stock may trade, if at all, at a discount from its initial offering price, depending upon the market for similar securities and other factors, including general economic conditions and the financial condition of, performance of, and prospects for the Company. The Company does not intend to apply for listing of the Series D Preferred Stock or to seek approval for quotation through any automated quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the Series D Preferred Stock or any securities issued in exchange therefor. If such a market were to develop, the Series D Preferred Stock may trade at prices that may be higher or lower than the initial offering prices.

Such markets may be subject to disruptions that historically have caused substantial volatility in the prices of similar securities. Such disruptions could materially and adversely affect liquidity and trading of the Series D Preferred Stock, independent of the financial performance of, and prospects for, the Company.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been quoted on the Nasdaq National Market since June 1994 under the symbol 'WCII.'

     The following table sets forth, for the fiscal periods indicated, the high and low last sale prices of the Common Stock as reported on the Nasdaq National Market. The quotes represent 'inter-dealer' prices without adjustment or mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

PERIOD ENDING                                                                             HIGH         LOW
---------------------------------------------------------------------------------------   ----         ----
March 31, 1996.........................................................................   $18 1/2    $13 3/8
June 30, 1996..........................................................................    32 1/4     16
September 30, 1996.....................................................................    29         15 3/4
December 31, 1996......................................................................    23 7/8     16 1/2
March 31, 1997.........................................................................    20 1/4     11 5/8
June 30, 1997..........................................................................    14 5/8     10 1/8
September 30, 1997.....................................................................    19 3/16    14 1/4
December 31, 1997......................................................................    29 1/4     21 1/4
March 31, 1998.........................................................................    44 11/16   24 5/8

     The last sale price of the Common Stock on April 17, 1998 was $38 1/16 per share. As of April 17, 1998, the Company had 37,217,000 shares of Common Stock outstanding held by more than 1,000 beneficial holders.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of the material United States federal income tax considerations applicable to holders of the Series D Preferred Stock resulting from their purchase, ownership and disposition. This discussion is based on the Internal Revenue Code of 1986, as amended (the 'Code'), regulations of the Treasury Department ('Treasury Regulations'), administrative rulings and pronouncements of the Internal Revenue Service ('IRS') and judicial decisions, all of which are subject to change, possibly with retroactive effect. This discussion does not purport to address all the United States federal income tax consequences that may be applicable to particular holders, including dealers in securities, financial institutions, insurance companies and tax-exempt organizations. In addition, except as provided below with respect to Non-U.S. Holders, this discussion is limited to U.S. persons who will hold the Series D Preferred Stock and the Common Stock as a 'capital asset' within the meaning of
Section 1221 of the Code. As used in the discussion which follows, the term 'U.S. Holder' means any person or entity which is (a) a citizen or resident (as defined in Section 7701(b)(1) of the Code) of the United States, (b) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any state thereof (including the District of Columbia) or (c) an estate or trust that is described in Section 7701(a)(30) of the Code, and a 'Non-U.S. Holder' means any holder of the Series D Preferred Stock and the Common Stock that is not a U.S. Holder.

     PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO ANY FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES TO THEM OF PURCHASING, OWNING AND DISPOSING OF SERIES D PREFERRED STOCK.

TAX CONSIDERATIONS FOR U.S. HOLDERS OF SERIES D PREFERRED STOCK

     Distributions in General

     Distributions with respect to the Series D Preferred Stock, whether paid in cash or in shares of Common Stock, will be treated as dividends (taxable as ordinary income) to the extent of the current and accumulated earnings and profits of the Company. The amount of any distribution with respect to the Series D Preferred Stock will be equal to the amount of cash distributed or, in the case of a distribution in the form of Common Stock, the fair market value of the shares of Common Stock on the date of the distribution. The Company does not anticipate paying cash dividends on the Series D Preferred Stock in the foreseeable future. To the extent that the amount of a distribution with respect to the Series D Preferred Stock exceeds the current and accumulated earnings and profits of the Company, it will be treated first as a tax-free return of capital to the extent of the holder's basis in the Series D Preferred Stock, and thereafter as capital gain from the sale of the Series D Preferred Stock (taxable as described below under '--Sale, Redemption or Other Taxable Disposition of Series D Preferred Stock'). The Company does not currently have any current or accumulated earnings and profits, and cannot accurately predict when it will have earnings and profits. A holder's tax basis in shares of Common Stock received as a distribution on the Series D Preferred Stock will be the fair market value of such shares on the date of the distribution. A holder's holding period for such shares of Common Stock will commence on the day following the date of distribution and will not include such holder's holding period for the shares of Series D Preferred Stock with respect to which the shares of Common Stock were distributed.

     Dividends to Corporate Holders

     A U.S. Holder that is a corporation otherwise entitled to the dividends-received deduction as provided in Section 243 of the Code will be entitled to that deduction (generally at a 70% rate) with respect to amounts treated as dividends on the Series D Preferred Stock but will not be entitled to that deduction with respect to amounts treated as a return of capital or capital gain. In addition, the benefit of a dividends-received deduction may be reduced by the corporate alternative minimum tax. In determining entitlement to the dividends-received deduction, corporate holders should also consider the provisions of Sections 246(c), 246A and 1059 of the Code and Treasury Regulations promulgated thereunder, and IRS rulings and administrative pronouncements relating to such Code provisions. Under current law as amended by the Taxpayer Relief Act of 1997 ('TRA 1997'), Section 246(c) of the Code disallows the dividends-received deduction in its entirety if the holder does not satisfy the applicable holding period requirement for the dividend-paying stock for a period immediately before or immediately after such holder becomes entitled to receive each dividend on the stock. Section 246(c)(4) of the Code provides that a holder may not count toward this minimum holding period any period in which the holder

(i) has, among other things, an option to sell Series D Preferred Stock which it owns, (ii) is under a contractual obligation to sell Series D Preferred Stock which it owns, (iii) has made (and not closed) a short sale of substantially identical stock or securities, or (iv) has diminished its risk of loss by holding one or more positions with respect to substantially similar or related property. For purposes of (ii) above, the obligation to sell upon the Company's exercise of its option to redeem Series D Preferred Stock is not considered a contractual obligation to sell by a corporate holder. Under certain circumstances, Section 1059 of the Code (a) reduces the tax basis of stock by a portion of any 'extraordinary dividends' that are eligible for the dividends-received deduction and (b) to the extent that the basis reduction would otherwise reduce the tax basis of the Series D Preferred Stock below zero, requires immediate recognition of gain, which is treated as gain from the sale or exchange of the stock. In the case of the Series D Preferred Stock, an 'extraordinary dividend' would include any amount treated as a dividend with respect to a redemption that is not pro rata to all stockholders (or meets certain other requirements), without regard to either the relative amount of the dividend or the holder's holding period for the Series D Preferred Stock.
Section 246A of the Code contains the 'debt-financed portfolio stock' rules, under which the dividends-received deduction could be reduced to the extent that a holder incurs indebtedness directly attributable to its investment in the Series D Preferred Stock.

     Receipt of Common Stock Upon Conversion of the Series D Preferred Stock


     Gain or loss will not be recognized by a holder upon the conversion of the Series D Preferred Stock into Common Stock if no cash is received. A holder who receives cash in lieu of a fractional share of Common Stock will in general be treated as having received such fractional share and having exchanged it for cash in a redemption, which would be treated in the manner described under '--Sale, Redemption or other Taxable Disposition of the Series D Preferred Stock.' As discussed therein, a holder who cannot qualify for sale or exchange treatment under the rules applicable to redemptions will generally be taxable on the cash received in lieu of a fractional share as a distribution described in '--Distributions in General' above.

     Generally, a holder's basis in the Common Stock received upon the conversion of the Series D Preferred Stock will equal the adjusted tax basis of the converted Series D Preferred Stock (other than the portion of such Series D Preferred Stock, the conversion of which resulted in the recognition of gain or loss due to the receipt of cash in lieu of fractional shares). The holding period of such Common Stock will include the holding period of the converted Series D Preferred Stock.

     Adjustment of Conversion Price in Respect of Series D Preferred Stock

     Adjustments to the conversion price ratio of Common Stock to take into account a stock dividend or stock split will not be taxable. However, an adjustment to the conversion price ratio to reflect the Company's issuance of certain rights, warrants, evidences of indebtedness, securities or other assets to holders of Common Stock (an 'Adjustment') may result in constructive distributions to the holders of the Series D Preferred Stock. The amount of any such constructive distribution would be the fair market value on the date of the Adjustment of the number of shares of Common Stock which, if actually distributed to holders of Series D Preferred Stock, would produce the same increase in the proportionate interests of such holders in the assets or earnings and profits of the Company as that produced by the Adjustment. The distribution would be treated in the manner described above under '--Distributions in General' and '--Dividends to Corporate Holders.'

     Excessive Redemption Price

     Under Section 305 of the Code and Treasury Regulations authorized thereunder, if the redemption price of Series D Preferred Stock exceeds its issue price (i.e., its fair market value at its date of original issue) by more than a de minimis amount, such excess may be treated as a constructive distribution that will be treated in the same manner as distributions described above under 'Distributions in General.' A holder of such Series D Preferred Stock would be required to treat such excess as a constructive distribution received by the holder over the life of such stock under a constant interest (economic yield) method that takes into account the compounding of yield. It is anticipated that the mandatory redemption price of the Series D Preferred Stock will not exceed its issue price by more than a de minimis amount.

     Accrued Dividends on the Series D Preferred Stock


     Any unpaid dividends on the Series D Preferred Stock will accrue and will be payable upon the optional or mandatory redemption of the Series D Preferred Stock. The tax treatment of such accruing dividends ('Accrued Dividends') is not free from doubt. Under current law, it appears that Accrued Dividends would not be treated as having been received by holders of the Series D Preferred Stock until such Accrued Dividends were actually paid in cash, at which time such amounts would be taxable for United States federal income tax purposes in the same manner as distributions described above under 'Distributions in General.' The Company intends to take this position and will report to the IRS on that basis.

     In addition, to the extent of available funds therefor, the Company will be obligated under the Certificate of Designation to declare a dividend on the Series D Preferred Stock prior to an optional or mandatory redemption thereof in an amount equal to any Accrued Dividends on the Series D Preferred Stock.

     Prospective purchasers of Preferred Stock are urged to consult their own tax advisors as to the tax treatment of Accrued Dividends.

     Sale, Redemption or other Taxable Disposition of the Series D Preferred
Stock

     Upon a sale or other taxable disposition a holder generally (except upon certain redemptions as discussed below) will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received upon such sale or other taxable disposition and (ii) the holder's adjusted tax basis in the Series D Preferred Stock being disposed. Such gain or loss will be long-term capital gain or loss if the Series D Preferred Stock has been held by the holder for more than one year at the time of disposition. Under TRA 1997, capital gain or loss on the sale or other taxable disposition of the Series D Preferred Stock held by noncorporate taxpayers for
(i) more than one year but not more than 18 months shall be subject to a maximum tax rate of 28 percent, and (ii) more than 18 months shall be subject to a maximum tax rate of 20 percent.

     A holder's initial tax basis in the Series D Preferred Stock generally will be the price such holder paid for such Series D Preferred Stock.

     Gain or loss recognized by a holder on a redemption of the Series D Preferred Stock would be treated as a sale or exchange and therefore qualify for the treatment described above if, taking into account stock that is actually or constructively owned under the constructive ownership rules of Section 318 of the Code by such holder, either (i) the holder's interest in the stock of the Company is completely terminated as a result of the redemption, (ii) such holder's percentage ownership of the Company's voting stock immediately after the redemption is less than 80% of such holder's percentage ownership immediately before the redemption or (iii) the redemption is 'not essentially equivalent to a dividend.' Under Section 318 of the Code, a person generally will be treated as the owner of stock of the Company owned by certain related parties or certain entities in which the person owns an interest and stock that a holder could acquire through exercise of an option. For this purpose, an option would include the conversion right under the Series D Preferred Stock.

Whether a redemption is not essentially equivalent to a dividend depends on each holder's facts and circumstances, but in any event requires a 'meaningful reduction' in such holder's equity interest in the Company. A holder of the Series D Preferred Stock who sells some or all of the stock of the Company owned by it may be able to take such sales into account to satisfy one of the foregoing conditions. Conversely, a holder who purchases additional shares of stock of the Company may be required to take such shares into account in determining whether any of the foregoing conditions are satisfied.

     If none of the above conditions is satisfied to qualify for sale or exchange treatment, the entire amount of the cash (or property) received on a redemption will be treated as a distribution (without offset by the holder's tax basis in the redeemed shares), which will be treated in the same manner as distributions described above under '--Distributions in General.' In such case, the holder's basis in the redeemed the Series D Preferred Stock would be transferred to the holder's remaining shares of the Company's stock (if any). If the holder does not retain any shares of the Company's stock, but dividend treatment arises because of the constructive ownership rules, such basis will be entirely lost to the holder.

     Information Reporting and Backup Withholding on U.S. Holders

     Information reporting and backup withholding may apply with respect to payments by the Company of dividends on the Series D Preferred Stock and to certain payments of proceeds on the sale or redemption of the Series D Preferred Stock. Such payments will be subject to backup withholding at a rate of 31 percent unless the beneficial owner of such security furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. In addition, if the Series D Preferred Stock is sold to (or through) a 'broker,' the broker may be required to withhold 31 percent of the entire sales price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or
(ii) the seller provides, in the required manner, certain identifying information. Such a sale must also be reported by the broker to the IRS, unless the broker determines that the seller is an exempt recipient. The term 'broker' as defined by Treasury Regulations includes all persons who, in the ordinary course of their business, stand ready to effect sales made by others.

     Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against the holder's United States federal income tax, which may entitle the holder to a refund, provided that the holder furnishes the required information to the IRS. In addition, certain penalties may be imposed by the IRS on a holder who is required to supply information but does not do so in the proper manner.

TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF SERIES D PREFERRED STOCK

     Dividends


     Dividends paid to a Non-U.S. Holder of Series D Preferred Stock will be subject to withholding of United States Federal income tax at a 30% rate or such lower rate as may be provided by an income tax treaty between the United States and the country of which the Non-U.S. Holder is a tax resident, unless (i) the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States and the Non-U.S. Holder provides the payor with proper documentation or (ii) if a tax treaty applies, are attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder. In order to claim the benefit of an applicable tax treaty rate, a Non-U.S. Holder may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of such treaty. Dividends that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, are attributable to such a United States permanent establishment, are subject to United States Federal income tax on a net income basis (that is, after allowance for applicable deductions) at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional 'branch profits tax' at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under current Treasury Regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary) and, under the current interpretation of Treasury Regulations, for purposes of determining the applicability of a tax treaty. However, under final Treasury Regulations issued October 6, 1997, in the case of dividends paid after December 31, 1998 (December 31, 1999 in the case of dividends paid to accounts in existence prior to December 31, 1998), a Non-U.S. Holder generally would be subject to United States withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption.

     A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS, provided that the required information is furnished to the IRS.

     See above '--Tax Considerations for U.S. Holders of Series D Preferred Stock' for when distributions will be treated as dividends.

     Gain on Disposition of Series D Preferred Stock

     A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other taxable disposition of Series D Preferred Stock unless (i) (a) the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States or (b) if a tax treaty applies, the gain is attributable to a United States permanent establishment maintained by the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Series D Preferred Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-U.S. Holder is subject to tax pursuant to certain provisions of the Code applicable to United States expatriates and former residents, or (iv) the Company is or has been a 'U.S. real property holding corporation' for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or the period such Non-U.S. Holder held the Series D Preferred Stock. If the Company currently is, or were to become, a U.S. real property holding corporation, gains realized upon a disposition of Series D Preferred Stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Series D Preferred Stock during the shorter of the periods described above generally would not be subject to United States federal income tax so long as the Series D Preferred Stock is 'regularly traded' on an established securities market. The Company believes that it is not currently, and does not anticipate becoming, a 'U.S. real property holding corporation' for United States federal income tax purposes.

     If an individual Non-U.S. Holder falls under clause (i) above, such individual generally will be taxed on the net gain derived from a sale under regular graduated United States federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Thus, individual Non-U.S. Holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a sale of Series D Preferred Stock are urged to consult their tax advisors as to the tax consequences of such sale.

     If a Non-U.S. Holder that is a foreign corporation falls under clause (i) of the first sentence above, it generally will be taxed on its net gain under regular graduated United States federal income tax rates and, in addition, will be subject to the branch profits tax equal to 30% of its 'effectively connected earnings and profits' within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

     No United States federal income tax will be imposed on a Non-U.S. Holder upon the conversion of the Series D Preferred Stock into Common Stock if no cash is received. See '--Tax Considerations for U.S. Holders of Series D Preferred Stock--Receipt of Common Stock Upon Conversion of the Series D Preferred Stock.'

     Federal Estate Tax

     Series D Preferred Stock owned or treated as owned by an individual who is neither a United States citizen nor a United States resident (as defined for United States federal estate tax purposes) at the time of death will be included the individual's gross estate for the United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise and, therefore, may be subject to United States federal estate tax.

     Information Reporting and Backup Withholding Tax

     Under Treasury Regulations, the Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the Non-U.S. Holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

     United States backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to (i) dividends paid to Non-U.S. Holders that are subject to the 30% withholding discussed above (or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding) or (ii) under current law, dividends paid to a Non-U.S. Holder at an address outside of the United States. However, under final Treasury Regulations issued October 6, 1997, in the case of dividends paid after December 31, 1998 (December 31, 1999 in the case of dividends paid to accounts in existence prior to December 31, 1998), a Non-U.S. Holder generally would be subject to backup withholding at 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary.

     Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Series D Preferred Stock to beneficial owners that are not 'exempt recipients' and that fail to provide in the manner required certain identifying information.

     Payment by a United States office of a broker of the proceeds of a sale of Series D Preferred Stock, or the proceeds of a redemption of Series D Preferred Stock that are not treated as a dividend is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. Backup withholding and information reporting generally will not apply to payment of the proceeds of a sale effected at a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation or a foreign person 50% or more of whose gross income for certain periods is derived from activities that are effectively connected with the conduct of a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other certification conditions are met, or (ii) the beneficial owner otherwise establishes an exemption, provided such broker does not have actual knowledge that the payee is a United States person.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability, which may entitle such holder to a refund, provided the required information is furnished to the IRS.

     THE FOREGOING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR PURCHASER OR HOLDER OF SERIES D PREFERRED STOCK IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. ACCORDINGLY, EACH PURCHASER OR HOLDER OF THE SERIES D PREFERRED STOCK SHOULD CONSULT WITH ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PURCHASER OR HOLDER FROM THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SERIES D PREFERRED STOCK, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The authorized capital stock of the Company includes 200 million shares of Common Stock, $0.01 par value. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Although the Company has no present intention of paying any cash dividends on the Common Stock (and is restricted from doing so by the Indentures), holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation or dissolution of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred shares.

     Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

     The Company's Certificate of Incorporation, as amended, provides for a Board of Directors divided into three classes, each of which will generally serve for a term of three years, with only one class of directors being elected in each year; provides that directors may be removed with or without cause and only by at least a majority of the capital stock of the Company entitled to vote thereon; and further requires an affirmative vote of the holders of at least two-thirds of the capital stock of the Company entitled to vote thereon to alter, amend or repeal the provisions relating to the classification of, and the removal of members from, the Board of Directors. The Company's Certificate of Incorporation and By-Laws do not provide for cumulative voting rights, which means that holders of more than one-half of the outstanding voting rights, voting for the election of directors, can elect all of the directors to be elected, if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. A special meeting of stockholders of the Company may be called by the request of the holders of at least 10% of the outstanding capital stock of the Company entitled to vote generally in all matters.

PREFERRED STOCK

     Series A Preferred Stock

     In February 1997, the Company and a wholly-owned subsidiary sold in the February 1997 Preferred Stock Placement an aggregate of 4,000,000 shares of Series A Preferred Stock and Warrants to purchase 1,600,000 shares of the Company's Common Stock for an aggregate purchase price of $100.0 million.

     Each share of Series A Preferred Stock has a stated value of $25 ('Stated Value') and entitles the holder thereof to receive from the Company dividends at a rate per annum equal to 6% of the Stated Value. Dividends accrue and are cumulative from the date of issuance and are payable in arrears quarterly as of

March 31, June 30, September 30 and December 31 of each year. The Company may, at its election, pay such dividends in cash or through the issuance of additional shares of Series A Preferred Stock.

     The shares of Series A Preferred Stock are convertible into that number of shares of Common Stock derived by dividing the aggregate Stated Value of the Series A Preferred Stock being converted by $25 (subject to adjustment). On February 11, 2002, any Series A Preferred Stock still outstanding shall be automatically converted into shares of Common Stock, unless the Company elects to pay cash therefor in an amount equal to the Stated Value plus all accrued and unpaid dividends thereon (the 'Liquidation Preference'). Unless paid for in cash, such conversion will be effected by delivery of shares of Common Stock having a value, based upon the closing bid prices for the Common Stock for the 20 consecutive trading days ending one trading day prior to such conversion date, equal to the Liquidation Preference.

     The Warrants entitle the holders thereof to purchase an aggregate of 1,600,000 shares of Common Stock for $25 per share (subject to adjustment) at any time until February 11, 2002. The Company may accelerate the expiration date at any time after February 11, 2000 if the Common Stock trades at $40 or more for a period of 20 consecutive days.

     The Company and the purchasers of the Series A Preferred Stock also entered into a Registration Rights Agreement, dated February 6, 1997 (the 'Preferred Stock Registration Rights Agreement'), pursuant to which the Company currently maintains an effective registration statement under the Securities Act, registering (i) the resale of the Series A Preferred Stock and Warrants and (ii) the issuance by the Company of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants.

     As of March 30, 1998, after giving effect to conversions of Series A Preferred Stock into Common Stock and the issuance of shares of Series A Preferred Stock as dividends, there were 3,910,466 shares of Series A Preferred Stock outstanding.

     Rights to Purchase Series B Preferred Stock

     The following is a summary of the Rights Agreement dated as of July 2, 1997 (the 'Rights Plan'), between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, which was adopted by the Board of Directors of the Company on July 2, 1997. This summary of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the provisions of the Rights Plan.

     Under the Rights Plan, holders of Common Stock of the Company received, as a dividend, preferred stock purchase rights (the 'Rights') at the rate of one Right for each share of Common Stock held as of the close of business on July 14, 1997. One Right will also attach to each share of Common Stock issued thereafter. Currently the Rights are not separate from the Common Stock and are not exercisable, and the Rights will only separate from the Common Stock and become exercisable if a person or group acquires 10% or more of the Company's outstanding Common Stock (an 'Acquiring Person') or launches a tender or exchange offer that would result in ownership of 10% or more the Company's outstanding Common Stock. Each Right that is not owned by an Acquiring Person entitles the holder of the Right to buy one one-thousandth of one share (a 'Unit') of Series B Preferred Stock which will be issued by the Company. If any person becomes an Acquiring Person, or if an Acquiring Person engages in certain transactions involving conflicts of interest or in a business combination in which the Company's Common Stock remains outstanding, then the Rights Plan provides that each Right, other than any Right held by the Acquiring Person, entitles the holder to purchase, for $70, Units with a market value of $140. However, if the Company is involved in a business combination in which the Company itself is not the survivor, or if the Company sells 50% or more of its assets or earning power to another person, then the Rights Plan provides that each Right entitled the holder to purchase, for $70, shares of the common stock of the Acquiring Person's ultimate parent having a market value of $140.

     At any time until ten days following the date on which a person acquires 10% or more of the Company's Common Stock, the Company may redeem all (but not less than all) of the Rights for $0.0001 per Right. The Rights expire in July 2002. The Series B Preferred Stock will have dividend and liquidation preferences over the Common Stock of the Company, but junior to any other series of preferred stock of the Company.

     In January 1998, a stockholder suit, purported to be a class action, was commenced against the Company, its directors (and certain former directors) and one non-director officer in the Delaware Chancery Court seeking, among other things, to invalidate certain portions of the Rights Plan and to recover unspecified damages and attorneys' fees. The complaint alleges that certain provisions of the Rights Plan, particularly the so-called 'Continuing Directors' provision, are not permitted under the Delaware General Corporation Law and the Company's Certificate of Incorporation. The Company believes that these allegations are without merit and that the Rights Plan was properly adopted and is valid in its entirety. The Company is reviewing its available alternatives with regard to responding to this action.

     Series C Preferred Stock

     On December 17, 1997, the Company sold in a private placement an aggregate of 175,000 shares of Series C Preferred Stock for an aggregate purchase price of $175.0 million.

     Dividends on the Series C Preferred Stock accrue from December 22, 1997 at the rate per share of 14 1/4% of the Accumulated Amount (as defined) per annum, compounded semiannually on each June 15 and December 15, but will not be payable in cash, except as set forth in the next sentence. Commencing on the first June 15 or December 15 (each a 'Dividend Payment Date') which is at least six months after the later of December 15, 2002, and the Specified Debt Satisfaction Date (as defined) (the 'Cash Payment Date'), dividends on the Series

C Preferred Stock will be payable in cash at a rate per annum equal to 14 1/4% of the Accumulated Amount as of the Dividend Payment Date preceding such date. In the event that the Specified Debt Satisfaction Date shall not have occurred before December 15, 2002, the rate otherwise applicable to the Series C Preferred Stock shall be increased by 150 basis points from December 15, 2002, until the Dividend Payment Date falling on or after the Specified Debt Satisfaction Date.

     The Series C Preferred Stock ranks (i) senior to all existing and future Junior Stock (as defined), including the Series A Preferred Stock; (ii) on a parity with all existing and future Parity Stock (as defined), including the Series D Preferred Stock; and (iii) junior to all future Senior Stock (as defined). In addition, as equity, the Series C Preferred Stock will rank junior in right of payment to all indebtedness of the Company and its subsidiaries.

     The Series C Preferred Stock will not be redeemable prior to December 15, 2002. On or after December 15, 2002, the Series C Preferred Stock will be redeemable at the option of the Company, in whole or in part, at specified redemption prices plus accumulated and unpaid dividends, if any, to the date of redemption. On December 15, 2007, the Company will be required to redeem the Series C Preferred Stock at a price equal to the Accumulated Amount thereof plus accumulated and unpaid dividends, if any, out of funds legally available therefor.

     On any scheduled Dividend Payment Date following the Specified Debt Satisfaction Date, the Company may, at its option, exchange all but not less than all of the shares of Series C Preferred Stock then outstanding for 14 1/4% Senior Subordinated Deferred Interest Notes Due 2007 ('Exchange Debentures') in an aggregate Accumulated Amount equal to the aggregate Accumulated Amount of the shares of Series C Preferred Stock outstanding at the time of such exchange, plus accumulated and unpaid dividends to the date of exchange.

     Until the Cash Payment Date, interest on the Exchange Debentures will accrue at a rate of 14 1/4% of the Accumulated Amount per annum and will be compounded semiannually on each June 15 and December 15 (each an 'Interest Payment Date') but will not be payable in cash except as set forth in the next sentence. Commencing on the first Interest Payment Date following the later of the Exchange Date (as defined) or the Cash Payment Date, interest will be payable in cash at a rate per annum equal to 14 1/4% of the Accumulated Amount as of the Exchange Date. The Exchange Debentures, if issued, will be unsecured, senior subordinated obligations of the Company, subordinated in right of payment to all Senior Indebtedness of the Company and to all indebtedness and other liabilities (including trade payables) of the Company's subsidiaries, and will rank pari passu with the Notes, 1997 Senior Subordinated Notes and the Convertible Notes. The Exchange Debentures, if issued, will not be redeemable prior to December 15, 2002. On or after December 15, 2002, the Exchange Debentures are redeemable at the option of the Company, in whole or in part, at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption.

     Series D Preferred Stock

     On March 17, 1998, the Company and a wholly-owned subsidiary sold in the Preferred Stock Placement an aggregate of 4,000,000 shares of the Series D

Preferred Stock for an aggregate purchase price of $200.0 million.

     Ranking. The Series D Preferred Stock, with respect to dividend rights and rights on liquidation, winding-up and dissolution, ranks (i) senior to all classes of Common Stock and to the Series A Preferred Stock and to each other class of capital stock or series of preferred stock established hereafter by the Board of Directors the terms of which do not expressly provide that it ranks senior to, or on a parity with, the Series D Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Company (collectively referred to, together with all classes of common stock of the Company, as 'Junior Stock'); (ii) on a parity with the Series C Preferred Stock and each class of capital stock or series of preferred stock established hereafter by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with the Series D Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution (collectively referred to as 'Parity Stock'); and (iii) junior to each class of capital stock or series of preferred stock established hereafter by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to the Series D Preferred Stock as to dividend rights and rights upon liquidation, winding-up and dissolution of the Company (collectively referred to as 'Senior Stock').

     While any shares of Series D Preferred Stock are outstanding, the Company may not authorize, create or increase the authorized amount of any class or series of stock (i) that ranks senior to the Series D Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or (ii) that is on a parity with the Series D Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up and that has a mandatory redemption earlier, or an average life less, than that of the Series D Preferred Stock, in each case without the consent of the holders of at least 66 2/3% of the outstanding shares of Series D Preferred Stock. However, without the consent of any holder of Series D Preferred Stock, the Company may create additional classes of stock, increase the authorized number of shares of preferred stock or issue series of a stock that ranks on a parity with, or junior to, the Series D Preferred Stock with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up (subject, in the case of Parity Stock, to the preceding sentence). See '--Voting Rights.'

     Dividends. Holders of shares of Series D Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company out of funds of the Company legally available for payment, cumulative dividends at the rate per annum of 7% per share on the liquidation preference thereof of $50.00 per share of Series D Preferred Stock (equivalent to $3.50 per annum per share). Dividends on the Series D Preferred Stock will be payable quarterly on March 15, June 15, September 15 and December 15 of each year commencing September 15, 1998, at such annual rate and shall accrue from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the date of the original issuance of the Series D Preferred Stock.

Each such dividend will be payable to holders of record as they appear on the stock records of the Company at the close of business on the Business Day next preceding such quarterly dividend payment date. Dividends will be cumulative from such date, whether or not in any dividend period or periods there shall be funds of the Company legally available for the payment of such dividends. Accumulations of dividends on shares of Series D Preferred Stock will not bear interest. Dividends payable on the Series D Preferred Stock for any period greater or less than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     Any dividend on the Series D Preferred Stock shall be, at the option of the Company, payable (i) in cash or (ii) through the issuance of a number of Dividend Shares (rounded up or down to the nearest whole share) equal to the dividend amount divided by the Discounted Current Market Value of the Common Stock; provided, however, that the Company shall not pay any dividends on the Series D Preferred Stock in cash prior to the date all obligations under each of the Specified Indentures shall have been satisfied in full (the 'Specified Debt Satisfaction Date'). With respect to shares of Series D Preferred Stock that are 'restricted securities' as defined in Rule 144 under the Securities Act ('Rule 144') on a record date for the payment of dividends, all such Dividend Shares distributed on the related dividend payment date in payment of dividends on the Series D Preferred Stock will be treated as 'restricted securities' will bear a legend to such effect and will not be transferable by the recipient thereof except pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act. All such Dividend Shares will be issued in physical certificated form and will not be eligible for receipt in global form through the facilities of the Depositary. Certificates for such Dividend Shares will be mailed or made available at the office of the Transfer Agent for the Series D Preferred Stock on or as soon as possible after the relevant dividend payment date to those beneficial holders of Series D Preferred Stock shown on the records of the Depositary which shall be delivered to the Company at the close of business on the relevant record date. As a result of the requirement for physical delivery of such Dividend Shares, holders who have not made arrangements with the Depositary, the Transfer Agent and the Company prior to a dividend payment date for the delivery of such physical certificates on such dividend payment date may not receive such physical delivery until several days after such dividend payment date. See '--Registration Rights.' With respect to shares of Series D Preferred Stock that are no longer 'restricted securities' on a record date for the payment of dividends, either as a result of a resale of the Series D Preferred Stock pursuant to the Shelf Registration Statement or otherwise, all Dividend Shares distributed on the related dividend payment date in payment of dividends will be freely transferable without restriction under the Securities Act (other than by affiliates), and such shares will be eligible for receipt in global form through the facilities of the Depositary.

     'Specified Indentures' means each of the Indentures governing the 1995 Notes and the 1997 Notes and the Exchangeable Debentures.

     No dividend whatsoever shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Series D Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum set apart for the payment of such dividend, upon all outstanding shares of Series D Preferred Stock.

     The Company will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock or (ii) redeem, purchase or otherwise acquire for consideration any Junior Stock through a sinking fund or otherwise, unless (A) all accrued and unpaid dividends with respect to the Series D Preferred Stock and any Parity Stock at the time such dividends are payable have been paid or funds have been set apart for payment of such dividends and (B) sufficient funds have been paid or set apart for the payment of the dividend for the current dividend period with respect to the Series D Preferred Stock and any Parity Stock.

     No dividend will be declared or paid on any Parity Stock unless full cumulative dividends have been paid on the Series D Preferred Stock for all prior dividend periods; provided, however, if accrued dividends on the Series D Preferred Stock for all prior dividend periods have not been paid in full then any dividend declared on the Series D Preferred Stock for any dividend period and on any Parity Stock will be declared ratably in proportion to accrued and unpaid dividends on the Series D Preferred Stock and such Parity Stock.

     Notwithstanding anything herein to the contrary, the Company may declare and pay dividends on Parity Stock or Junior Stock which are payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or of Junior Stock (in the case of Junior Stock) or by the increase in the liquidation value of Parity Stock or Junior Stock, as applicable, or repurchase, redeem or otherwise acquire Junior Stock in exchange for Junior Stock and Parity Stock in exchange for Parity Stock or Junior Stock.

     The Company's ability to pay cash dividends with respect to the Series D Preferred Stock is limited by the terms of the Company's outstanding indebtedness. See 'Risk Factors--Ability to Pay Cash Dividends on and Redeem the Series D Preferred Stock.'

     Optional Redemption. The Series D Preferred Stock will not be redeemable at the option of the Company prior to March 20, 2001. Thereafter, each share of the Series D Preferred Stock will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices, payable in cash, plus accumulated and unpaid dividends, if any (including a prorated dividend for any partial dividend period).

     If redeemed during the period commencing March 20, 2001 through March 14, 2002, the redemption price shall be $51.75.

     If redeemed during the 12-month period commencing on March 15 of the years set forth below, the redemption prices shall be:


                                                                REDEMPTION
PERIOD                                                            PRICE
-------------------------------------------------------------   ----------
2002.........................................................     $51.17
2003.........................................................      50.58
2004 and thereafter..........................................      50.00

     In the case of any partial optional redemption, selection of the Series D Preferred Stock for redemption will be made by the Company in compliance with the requirements of the principal national securities exchange, if any, on which the Series D Preferred Stock is listed, or if the Series D Preferred Stock is not listed on a national securities exchange, on a pro rata basis, by lot or such other method as the Company, in its sole discretion, shall deem fair and appropriate; provided, however, that the Company may redeem all the shares held by holders of fewer than 100 shares (or all of the shares held by the holders who would hold fewer than 100 shares as a result of such redemption) as may be determined by the Company.

     In the case of a redemption date falling after a dividend payment record date and prior to the related payment date, the holders of the Series D Preferred Stock at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the redemption of such shares following such dividend payment record date. Except as provided for in the preceding sentence, no payment or allowance will be made for accrued dividends on any shares of Series D Preferred Stock called for redemption.

     The Company's ability to redeem the Series D Preferred Stock at its option is limited by the terms of the Company's outstanding indebtedness. The Company may not be able to redeem the Series D Preferred Stock at its option unless it simultaneously redeems or repays such indebtedness. See 'Risk Factors--Ability to Pay Cash Dividends on and Redeem the Series D Preferred Stock.'

     Mandatory Redemption. On March 15, 2010, the Company will be required to redeem in cash (subject to the legal availability of funds therefor) all outstanding shares of Series D Preferred Stock at a price in cash equal to $50.00 per share, plus accumulated and unpaid dividends (including an amount in cash equal to a prorated dividend for any partial dividend period), if any, to the date of redemption. The Company will not be required to make sinking fund payments with respect to the Series D Preferred Stock. The Certificate of Designations provides that the Company will take all actions required or permitted under Delaware law to permit such redemption.

     Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, each holder of Series D Preferred Stock will be entitled to be paid, out of the assets of the Company available for distribution to stockholders, an amount equal to the liquidation preference of $50.00 per share of Series D Preferred Stock held by such holder, plus accumulated and unpaid dividends thereon to the date fixed for liquidation, dissolution or winding-up before any distribution is made on any Junior Stock, including Common Stock of the Company. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the amounts payable with respect to the Series D Preferred Stock and all other Parity Stock are not paid in full, the holders of the Series D Preferred Stock and the Parity Stock will share equally and ratably in any distribution of assets of the Company in proportion to the full liquidation preference and accumulated and unpaid dividends to which each is entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of shares of Series D Preferred Stock will not be entitled to any further participation in any distribution of assets of the Company. However, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the property or assets of the Company nor the consolidation or merger of the Company with one or more entities shall be deemed to be a liquidation, dissolution or winding-up of the Company.

     The Certificate of Designations does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series D Preferred Stock even though it is substantially in excess of the par value thereof.

     Voting Rights. The holders of Series D Preferred Stock, except as otherwise required under Delaware law or as provided in the Certificate of Designations, are not be entitled or permitted to vote on any matter required or permitted to be voted upon by the stockholders of the Company.

     The Certificate of Designations provides that if dividends on the Series D Preferred Stock are in arrears and unpaid for six or more dividend periods (whether or not consecutive), or if the Company shall fail to redeem all the Series D Preferred Stock in cash on the mandatory redemption date, then the holders of the outstanding shares of Series D Preferred Stock, voting together as a class with the holders of any other series of preferred stock upon which like rights have been conferred and are exercisable, will be entitled to elect to serve on the Board of Directors the lesser of (x) two additional members to the Board of Directors or (y) that number of directors constituting at least 25% of the members of the Board of Directors, and the number of members of the Board of Directors will be immediately and automatically increased by such number. Such voting rights of the Series D Preferred Stock will continue until such time as all dividends in arrears on the Series D Preferred Stock, or the mandatory redemption price, as the case may be, are paid in full at which time the term of any directors elected pursuant to the provisions of this paragraph (subject to the right of holders of any other preferred stock to elect such directors) shall terminate.

     The Certificate of Designations also provides that, except as expressly set forth above under '--Ranking,' (a) the creation, authorization or issuance of any shares of Junior Stock, Parity Stock or Senior Stock, including the designation of a series thereof within the existing class of Series D Preferred Stock, or (b) the increase or decrease in the amount of authorized Capital Stock of any class, including any preferred stock, shall not require the consent of the holders of Series D Preferred Stock and shall not be deemed to affect adversely the rights, preferences, privileges or voting rights of shares of Series D Preferred Stock.

     Conversion Rights. Shares of Series D Preferred Stock are convertible, in whole or in part, at the option of the holders thereof, into Conversion Shares initially at the conversion price stated on the cover page of this Prospectus, subject to adjustment as described below ('Conversion Price'). The right to convert shares of Series D Preferred Stock called for redemption will terminate at the close of business on the relevant redemption date.

     Conversion of shares of Series D Preferred Stock, or a specified portion thereof, may be effected by delivering certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificates to the Company or in blank, to the office or agency to be maintained by the Company for that purpose. Initially such office will be located at 230 Park Avenue, New York, New York.

     Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series D Preferred Stock shall have been surrendered and notice (and if applicable, payment of an amount equal to the dividend payable on such shares) received by the Company as aforesaid. The Company will issue a certificate evidencing the Conversion Shares as soon as reasonably practical after the conversion date.

     With respect to any shares of Series D Preferred Stock that are 'restricted securities' on the conversion date, the shares of Conversion Shares distributed upon conversion will be treated as 'restricted securities,' will bear a legend to such effect and will not be transferable by the recipient thereof except pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act. All such shares will be issued in physical certificated form and will not be eligible for receipt in global form through the facilities of the Depositary. With respect to shares of Series D Preferred Stock that are no longer 'restricted securities' on a conversion date, either as a result of a resale of the Series D Preferred Stock pursuant to a registration statement or otherwise, all shares of Conversion Shares distributed upon conversion will be freely transferable without restriction under the Securities Act (other than by affiliates), and such shares will be eligible for receipt in global form through the facilities of the Depositary.

     Holders of shares of Series D Preferred Stock at the close of business on a dividend payment record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date notwithstanding the conversion of such shares following such dividend payment record date and prior to such dividend payment date. However, shares of Series D Preferred Stock surrendered for conversion during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date (except shares converted after the issuance of a notice of redemption with respect to a redemption date during such period, which will be entitled to such dividend) must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date. A holder of shares of Series D Preferred Stock on a dividend payment record date who (or whose transferee) tenders any such shares for conversion into Conversion Shares on such dividend payment date will receive the dividend payable by the Company on such shares of Series D Preferred Stock on such date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of Series D Preferred Stock for conversion. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or the dividends on the shares of Common Stock issued upon such conversion.

     Fractional shares of Common Stock need not be issued upon conversion but, in lieu thereof, the Company may pay a cash adjustment based on the current market price of the Common Stock on the day prior to such conversion date.

     The Conversion Price will be subject to adjustment, under certain circumstances, upon the occurrence of certain events, including: (i) the payment of dividends (and other distributions) of Common Stock on outstanding shares of Common Stock; (ii) the issuance to all holders of Common Stock of rights, warrants or options entitling them to subscribe for or purchase Common Stock at less than the current market price (as defined) thereof; (iii) subdivisions and combinations of Common Stock; (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock, securities, cash or property (excluding any rights, warrants or options referred to in clause (ii) above and any dividend or distribution paid exclusively in cash and any dividend or distribution referred to in clause (i) above); (v) distributions consisting exclusively of cash to all holders of Common Stock in an aggregate amount that, together with (A) other all-cash distributions made within the preceding 12 months and (B) any cash and the fair market value, as of the expiration of the tender or exchange offer referred to below, of consideration payable in respect of any tender or exchange offer by the Company or a subsidiary of the Common Stock concluded within the preceding 12 months, exceeds 12.5% of the Company's aggregate market capitalization (such aggregate market capitalization being the product of the current market price of the Common Stock multiplied by the number of shares of Common Stock then outstanding) on the date of such distribution; and (vi) the successful completion of a tender or exchange offer made by the Company or any subsidiary for the Common Stock which involves an aggregate consideration that, together with (X) any cash and the fair market value of other consideration payable in respect of any tender or exchange offer by the Company or a subsidiary for the Common Stock concluded within the preceding 12 months and (Y) the aggregate amount of any all-cash distributions to all holders of the Company's Common Stock made within the preceding 12 months, exceeds 12.5% of the Company's aggregate market capitalization on the expiration of such tender or exchange offer. No adjustment of the Conversion Price will be required to be made until cumulative adjustments amount to 1% or more of the Conversion Price as last adjusted.


     Notwithstanding any other provision in the preceding paragraphs to the contrary, if any Change in Control (as defined) occurs, then the Conversion Price in effect will be adjusted immediately after such Change in Control as described below. In addition, in the event of a Common Stock Change in Control (as defined), each share of the Series D Preferred Stock shall be convertible solely into common stock of the kind received by holders of Common Stock as the result of such Common Stock Change in Control.

     A 'Change in Control' shall be deemed to have occurred at such time as (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all the assets of the Company and its subsidiaries taken as a whole to any 'person' (as such term is used in Section 13(d)(3) of the Exchange
Act), (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction (including any merger or consolidation) the result of which is that any 'person' (as defined above), other than certain present officers, directors and stockholders of the Company and their affiliates, becomes the beneficial owner (as such term is defined in Rules 13d-3 and 13d-5 promulgated under the Exchange Act, except that a person will be deemed to have beneficial ownership of all shares that such person has the right to acquire whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the voting stock of the Company or (iv) the first day on which a majority of the members of the board of directors are not Continuing Directors (as defined in the Certificate of Designations).

     The term 'Common Stock Change in Control' means any Change in Control in which more than 50% of the value (as determined in good faith by the Board of Directors of the Company) of the consideration received by holders of Common Stock consists of common stock of another company that for each of the 10 consecutive Trading Days referred to in the definition of 'Applicable Price' below has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on the Nasdaq National Market; provided, however, that a Change in Control shall not be a Common Stock Change in Control unless either (i) the Company continues to exist after the occurrence of such Change in Control and the outstanding shares of Series D Preferred Stock continue to exist as outstanding shares of Series D Preferred Stock, or (ii) not later than the occurrence of such Change in Control, the outstanding shares of Series D Preferred Stock are converted into or exchanged for shares of Series D Preferred Stock of a corporation succeeding to the business of the Company, which Series D Preferred Stock has powers, preferences and relative, participating, optional or other rights, and qualifications, limitations and restrictions, substantially similar to those of the Series D Preferred Stock.

     The term 'Non-Stock Change in Control' means any Change in Control other than a Common Stock Change in Control.

     The term 'Applicable Price' means (i) in the event of a Non-Stock Change in Control in which the holders of the Common Stock receive only cash, the amount of cash received by the holder of one share of Common Stock and (ii) in the event of any other Non-Stock Change in Control or any Common Stock Change in Control, the average of the closing bid prices for the Common Stock during the

10 Trading Days prior to and including the record date for the determination of the holders of Common Stock entitled to receive cash, securities, property or other assets in connection with such Non-Stock Change in Control or Common Stock Change in Control or, if there is no such record date, the date upon which the holders of the Common Stock shall have the right to receive such cash, securities, property or other assets or the date upon which such Non-Stock Change in Control is deemed to have occurred, as the case may be, in each case as adjusted in good faith by the Board of Directors to appropriately reflect any of the events referred to in clauses (i) through (vi) of the sixth paragraph of this subsection.

     For purposes of calculating any adjustment to be made in the event of a Change in Control, immediately after such Change in Control:

          (i) in the case of a Non-Stock Change in Control, the Conversion Price will thereupon become the lower of (A) the Conversion Price in effect immediately prior to such Non-Stock Change in Control, but after giving effect to any other prior adjustments, and (B) the result obtained by multiplying the greater of the Applicable Price and the then applicable Reference Market Price (as defined) by a fraction of which the numerator will be $50.00 and the denominator will be the then current redemption price per share or, prior to March 20, 2001, an amount per share of Series D Preferred Stock determined by the Company in its sole discretion, after consultation with an investment banking firm, to be the equivalent of the hypothetical redemption price that would have been applicable if the Series D Preferred Stock had been redeemable during such period; and

          (ii) in the case of a Common Stock Change in Control, the Conversion Price in effect immediately prior to such Common Stock Change in Control, but after giving effect to any other prior adjustments, will thereupon be adjusted by multiplying such Conversion Price by a fraction, of which the numerator will be the Purchaser Stock Price (as defined) and the denominator will be the Applicable Price; provided, however, that in the event of a Common Stock Change in Control in which (A) 100% of the value of the consideration received by a holder of Common Stock is common stock of the successor, acquiror or other third party (and cash, if any, is paid with respect to any fractional interests in such common stock resulting from such Common Stock Change in Control) and (B) all the Common Stock will have been exchanged for, converted into, or acquired for, common stock (and cash with respect to fractional interests) of the successor, acquiror or other third party, the Conversion Price in effect immediately prior to such Common Stock Change in Control will thereupon be adjusted by multiplying such Conversion Price by a fraction, of which the numerator will be one (1) and the denominator will be the number of shares of common stock of the successor, acquiror, or other third party received by a holder of one share of Common Stock as a result of such Common Stock Change in Control.

     The foregoing Conversion Price adjustments in the event of a Non-Stock Change in Control will apply in situations whereby a Change in Control not involving a change in beneficial ownership of the Common Stock has occurred or whereby all or substantially all of the Common Stock is acquired in a transaction in which 50% or less of the value received by holders of Common Stock consists of common stock that has been admitted for listing on a national securities exchange or quoted on the Nasdaq National Market. If the market price of the Common Stock immediately prior to a Non-Stock Change in Control is lower than the applicable Conversion Price then in effect, the Conversion Price will be adjusted as described in (i) above and the holders of the Series D Preferred Stock will be entitled to receive the amount and kind of consideration that would have been received if the Series D Preferred Stock had been converted into Conversion Shares, prior to the Non-Stock Change in Control after giving effect to such adjustment.

     The foregoing Conversion Price adjustments in the event of a Common Stock Change in Control will apply in situations whereby more than 50% of the value received by holders of Common Stock consists of common stock of another company that has been admitted for listing on a national securities exchange or quoted on the Nasdaq National Market, in which case the Series D Preferred Stock will become convertible into shares of common stock of the other company. If consideration for the Common Stock consists partly of common stock of another company and partly of other securities, cash or property, each share of Series D Preferred Stock will be convertible solely into a number of shares of such common stock determined so that the initial value of such shares (measured as described in the definition of Purchaser Stock Price) equals the value of the Conversion Shares into which such share of Series D Preferred Stock was convertible immediately before the transaction (measured as described in the definition of Applicable Price). If consideration for Common Stock is solely common stock of another company, each share of Series D Preferred Stock will be convertible into the same number of shares of such common stock receivable by a holder of the number of Conversion Shares into which such share of Series D Preferred Stock was convertible immediately before such transaction.

     The term 'Purchaser Stock Price' means, with respect to any Common Stock Change in Control, the product of (i) the number of shares of common stock received as consideration in such Common Stock Change of Control for each share of Common Stock, and (ii) the average of the per share Closing Prices for the common stock received as consideration in such Common Stock Change in Control for the 10 consecutive Trading Days prior to and including the record date for the determination of the holders of Common Stock entitled to receive such common stock, or if there is no such record date, the date upon which the holders of the Common Stock shall have the right to receive such common stock, in each case, as adjusted in good faith by the Board of Directors to appropriately reflect any of the events referred to in clauses (i) through (vi) of the sixth paragraph of this subsection; provided, however, that is no such Closing Prices exist, then the Purchaser Stock Price shall be set at a price determined in good faith by the Board of Directors of the Company.

     The term 'Reference Market Price' shall initially mean $26.46 (which is an amount equal to 66 2/3% of the reported last sale price for the Common Stock on the Nasdaq National Market on March 11, 1998), and in the event of any adjustment to the Conversion Prices other than as a result of a Change in Control, the Reference Market Price shall also be adjusted so that the ratio of the Reference Market Price to the Conversion Price after giving effect to any such adjustment shall always be the same as the ratio of $26.46 to the initial Conversion Price set forth on the cover page of this Prospectus.

     Depending upon whether the Change in Control is a Non-Stock Change in Control or Common Stock Change in Control, a holder may receive significantly different consideration upon conversion. In the event of a Non-Stock Change in Control, the holder has the right to convert each share of the Series D Preferred Stock into the kind and amount of the shares of stock and other securities or property or assets receivable by a holder of the number of shares of Common Stock issuable upon conversion of such share of the Series D Preferred Stock immediately prior to such Non-Stock Change in Control, but after giving effect to the adjustment described above. However, in the event of a Common Stock Change in Control in which less than 100% of the value of the consideration received by a holder of Common Stock is common stock of the acquiror or other third party, a holder of a share of Series D Preferred Stock who converts a share following the Common Stock Change in Control will receive consideration in the form of such common stock only, whereas a holder who has converted his share prior to the Common Stock Change in Control will receive consideration in the form of common stock as well as any other securities or assets (which may include cash) receivable thereupon by a holder of the number of shares of Common Stock issuable upon conversion of such share of Series D Preferred Stock immediately prior to such Common Stock Change in Control.

     In the case of certain reclassifications, consolidations, mergers, sales or transfers of assets or other transactions pursuant to which the Common Stock is converted into the right to receive other securities, cash or other property, each share of Series D Preferred Stock then outstanding would, without the consent of any holders of Series D Preferred Stock, become convertible only into the kind and amount of securities, cash and other property receivable upon the transaction by a holder of the number of shares of Common Stock which would have been received by a holder immediately prior to such transaction if such holder had converted its share of Series D Preferred Stock.

     If at any such time the Company makes a distribution of property to its stockholders that would be taxable to such stockholders as a dividend for federal income tax purposes (for example, distributions or evidences of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for capital stock) and, pursuant to the antidilution provisions described above, the Conversion Price of the Series D Preferred Stock is reduced, such reduction may be deemed to be the receipt of taxable income by holders of the Series D Preferred Stock.

     If, as a result of the operation of the Conversion Price adjustment provisions, (i) the cumulative number of shares of Common Stock issued or issuable upon conversion of the Series D Preferred Stock, after giving effect to the adjustment described in this clause (i) and all prior conversions of Series D Preferred Stock, would exceed a number (the 'Threshold Number')

equal to 20% of the outstanding shares of Common Stock as of the issue date of the Series D Preferred Stock, then until and unless the Company obtains the approval of its common stockholders for the issuance of any shares of Common Stock in excess of the Threshold Number, the Conversion Price shall be adjusted to that price that would entitle the holders of Series D Preferred Stock to receive in the aggregate, upon conversion of all the Series D Preferred Stock (including all prior conversions of Series D Preferred Stock), no more than the Threshold Number of shares of Common Stock. If as a result of the operation of the preceeding sentence, the adjustments required by operation of the Conversion Price adjustment provision is limited because appropriate stockholder approval has not been obtained, the Company agrees for the benefit of the holders of the Series D Preferred Stock to seek, as promptly as reasonably practicable, the requisite approval of its common stockholders for the full adjustment of the Conversion Price as required by operation of the Conversion Price adjustment provisions (without giving effect to the preceding sentence).

     Consolidation, Merger and Sale of Assets. The Certificate of Designations provides that the Company, without the consent of the holders of any of the outstanding Series D Preferred Stock, may consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person or may permit any Person to consolidate with or merge into, or transfer or lease its properties substantially as an entirety to, the Company; provided, however that (a) the successor, transferee or lessee is organized under the laws of any United States jurisdiction; (b) the shares of Series D Preferred Stock shall become shares of such successor, transferee or lessee, having in respect of such successor, transferee or lessee the same powers, preferences and relative participating, optional or other special rights and the qualification, limitations or restrictions thereon, the Series D Preferred Stock had immediately prior to such transaction; and (c) certain other conditions are met.

     Under any consolidation by the Company with, or merger by the Company into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety as described in the preceding paragraph, the successor resulting from such consolidation or into which the Company is merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of, the Company under the shares of Series D Preferred Stock, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the Series D Preferred Stock.

     Restrictions on Transfer. The Series D Preferred Stock, the Dividend Shares and the Conversion Shares may not be sold or otherwise transferred until the expiration of two years following the date of payment for and delivery of the Series D Preferred Stock, except pursuant to registration under the Securities Act or in accordance with Rule 144 (if available), Rule 144A (if available) or Rule 904 thereunder, and will bear a legend to this effect.

     SEC Reports and Reports to Holders. Whether or not the Company is required to file reports with the SEC, if any shares of Series D Preferred Stock are outstanding, the Company shall file with the SEC all such reports and other information as it would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act. See 'Available Information.' The Company shall supply each Holder of Series D Preferred Stock, upon request, without cost to such Holders, copies of such reports or other information.

DIVIDEND POLICY

     The Company has not declared or paid any dividends on the Common Stock. The Company intends to retain future earnings, if any, to finance the development and expansion of its business. Accordingly, the Company anticipates that no dividends will be paid on the Common Stock in the foreseeable future and that dividends with respect to the Series A Preferred Stock will be paid by the issuance of additional shares of Series A Preferred Stock and with respect to the Series D Preferred Stock will be paid by the issuance of Dividend Shares. Further, certain covenants in the Indentures currently effectively prohibit the Company from declaring or paying cash dividends. The terms of the Series A, C and D Preferred Stock provide that such Preferred Stock ranks senior to the Common Stock with respect to the payment of dividends. Accordingly, in the event the Company is no longer restricted from declaring cash dividends under its Indentures and determines to do so, no holders of Common Stock will receive any such dividend until such time as all holders of the Preferred Stock have received payment of the entire dividend to which they are entitled under the terms of the Preferred Stock, and then only if, and to the extent that, there is sufficient cash remaining to pay dividends to the holders of the Common Stock.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent for the Series A, Series C Preferred Stock and Series D Preferred Stock and Common Stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                SELLING SECURITYHOLDERS AND PLAN OF DISTRIBUTION

     This Prospectus relates to the resale by the Selling Securityholders of the securities listed below. All of the securities being registered under the Registration Statement of which this Prospectus forms a part are being so registered pursuant to certain registration rights granted by the Company to the Selling Securityholders. None of the Selling Securityholders has had a material relationship with the Company or any of its predecessors or affiliates within the past three years, except as described in the footnotes below or otherwise in this Prospectus.

Series D Preferred Stock

                                                                       BENEFICIAL OWNERSHIP OF     NUMBER OF SHARES OF
NAME OF                                                                SERIES D PREFERRED STOCK    SERIES D PREFERRED
SELLING SECURITYHOLDER                                                   AS OF APRIL   , 1998       STOCK TO BE SOLD
--------------------------------------------------------------------   ------------------------    -------------------
Credit Suisse First Boston Corporation(1)...........................           2,200,000                2,200,000
Morgan Stanley & Co. Incorporated(1)................................             400,000                  400,000
NationsBanc Montgomery Securities LLC(1)............................             200,000                  200,000
Smith Barney Inc.(1)................................................           1,200,000                1,200,000

Common Stock

                                                                        BENEFICIAL OWNERSHIP OF     NUMBER OF SHARES OF
NAME OF                                                                    OF COMMON STOCK AS          COMMON STOCK
SELLING SECURITYHOLDER                                                     OF APRIL   , 1998            TO BE SOLD
---------------------------------------------------------------------   ------------------------    -------------------
Altron Communications, L.C.(2).......................................              91,831                   91,831
J. Daniel Beriault(2)................................................               2,581                    2,581
Beada & Sala, Inc.(3)(4).............................................              41,197                   41,197
Bear Stearns International Limted(2).................................              47,000                   47,000
Bear Stearns Securities Corp.(2).....................................             518,234
Beltron Communications, Inc.(2)......................................               4,973                    4,973
BizTel, Inc.(2)......................................................              78,572                   78,572
Linda Chester(2).....................................................              41,020                   41,020
Neal R. Coffey(2)....................................................               2,581                    2,581
Columbus Wireless Ltd.(2)............................................             122,439                  122,439
Linda Davidson(2)....................................................              66,622                   66,622
Edward Dunay(2)......................................................              66,622                   66,622
Robert P. Edwards(2).................................................               2,581                    2,581
Michael Ferro(3)(4)..................................................                 176                      176
Nancy Franco(2)......................................................              61,766                   61,766
Shawn Freeman(3)(4)..................................................                 176                      176

Jonathan Goldman(5)..................................................              10,000                   10,000
Kirkland & Associates(2).............................................              13,938                   13,938
William Lampson(3)...................................................               2,581                    2,581
Richard Landy(2).....................................................             116,588                  116,588
Paul R. Linkins(2)...................................................              35,380                   35,380
Richard Lorber(6)....................................................              30,738                   30,738
David Lund(3)(4).....................................................                 366                      366
Jeffrey Pitts(3)(4)..................................................               4,582                    4,582
Cornelius T. Ryan(2).................................................              31,424                   31,424
Ronna L. Sauro(2)....................................................              61,773                   61,773
SMC Associates(2)....................................................              36,024                   36,024
Walter H. Sonnenfeldt(2).............................................              18,719                   18,719
Southfield Communications, Inc.(2)...................................              65,609                   65,609
Telesoft Corp.(3)(4).................................................             479,387                  479,387
Darin Wayrnen(3)(4)..................................................               4,382                    4,382
Total................................................................                                    2,059,662

                                                     (Footnotes on next page)

(Footnotes from previous page)
------------------

(1) The shares of Series D Preferred Stock set forth above were sold in the Preferred Stock Placement. The Selling Preferred Stockholders shall also be entitled to sell, and the Registration Statement of which this Prospectus forms a part also covers, any and all Dividend Shares that may be issued in lieu of cash dividends on such Series D Preferred Stock during the term of the Series D Preferred Stock and any and all Conversion Shares issued upon conversion of the Series D Preferred Stock. In addition, each transferee of the Selling Preferred Stockholders will be entitled to sell the foregoing securities as described.

(2) The shares of Common Stock set forth above were issued originally in consideration of 38 GHz licenses purchased by the Company.

(3) The shares of Common Stock set forth above were issued by the Company as consideration in the GoodNet Acquisition.

(4) 50% of the holder's shares ('Lock-Up Shares') are subject to a lock-up ('Lock-Up'). The Lock-Up terminates with respect to half of the Lock-Up Shares on May 1, 1998 and with respect to the remaining half of the Lock-Up shares on June 1, 1998. Further, the holder may not sell more than 50% of any of his or its shares set forth above in any single calendar month until July 1998.

(5) The shares of Common Stock set forth above were issued in connection with the acquisition by the Company of the remaining equity interest of The Winning Line, a producer of sports programming, that it did not already own.

(6) The shares of Common Stock set forth above were issued in connection with the acquisition by the Company of the remaining equity interest of Fox/Lorber Associates, Inc., a producer of documentary programs, that it did not already own.

     The shares of Series D Preferred Stock, Dividend Shares and Selling Stockholder Shares may be offered and sold from time to time by the Selling Securityholders or by their pledgees, donees, transferees or other successors in interest, and the Conversion Shares, if and when issued, may be offered and sold from time to time by the holders thereof or by their pledgees, donees, transferees or other successors in interest, as market conditions permit in the over-the-counter market, including the Nasdaq National Market, in negotiated transactions or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Securities may be sold by one or more of the following methods, without limitation: (i) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (iii) ordinary brokerage transactions and transactions in which the broker solicits purchases; and (iv) transactions between sellers and purchasers without a broker/dealer; and (v) underwritten offerings. In effecting sales, brokers or dealers may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Securityholders in amounts to be negotiated. Such brokers and dealers and any other participating brokers and dealers may be deemed to be 'underwriters' within the meaning of the Securities Act, in connection with such sales. Currently, there is no market for the Series D Preferred Stock and none is expected to develop.

                                 LEGAL MATTERS

     The legality of the issuance of the Dividend Shares and Conversion Shares will be passed upon for the Company by Graubard Mollen & Miller, New York, New York. Certain partners and employees of Graubard Mollen & Miller own shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements of (i) the Company as of December 31, 1996 and 1997 and for the years ended December 31, 1996 and December 31, 1997, and the ten months ended December 31, 1995, and (ii) Midcom as of and for the year ended December 31, 1997, each of which is incorporated by reference into this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, to the extent and for the periods indicated in their reports thereon. The financial statements of Midcom Communications, Inc. as of

December 31, 1995 and December 31, 1996 and for each of the three years in the period ended December 31, 1996, incorporated by reference into this Prospectus, have been audited by Ernst & Young LLP, independent auditors, to the extent and for the periods indicated in their report thereon.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, is required to file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of the reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. In addition, all reports filed by the Company via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) can be obtained from the Commission's Internet web site located at http:\\www.sec.gov. The Common Stock of the Company is traded on the Nasdaq National Market (Symbol: WCII), and such reports, proxy statements and other information concerning the Company also can be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement under
the Securities Act on Form S-3 (No. 333-       ) with respect to the securities
offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the financial statements, exhibits and schedules filed therewith. The statements contained in this Prospectus about the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statements, each such statement being qualified in all respects by such reference. Copies of each such document may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the charges prescribed by the Commission.

                          INDEX TO UNAUDITED PRO FORMA

                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----
Unaudited Pro Forma Condensed Consolidated Financial Statements............................................    F-2
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 1997...........................    F-3
Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet..........................................    F-4
Unaudited Pro Forma Condensed Consolidated Statement of Operations, Year Ended December 31, 1997...........    F-5
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations................................    F-6

                 WINSTAR COMMUNICATIONS, INC. AND SUBSIDIARIES

                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1997 gives effect to the February 1997 Preferred Stock Placement, the issuance of the March 1997 Notes in the March 1997 Debt Placement, the WEC II Equipment Notes issued in the August 1997 Debt Placement, the Senior Subordinated Notes issued in the October 1997 Debt Placement, the US ONE Asset Acquisition and Financing, the issuance of the Exchangeable Preferred Stock in the December 1997 Exchangeable Preferred Stock Placement (the 'Financing Transactions'), the Midcom Asset Purchase, the Preferred Stock Placement and the 1998 Debt Placement (collectively, the 'Pro Forma Transactions') as if they occurred as of January 1, 1997.

     The following unaudited pro forma condensed consolidated balance sheet as of December 31, 1997 gives effect to the Midcom Asset Purchase, the Preferred Stock Placement and the 1998 Debt Placement (collectively, the 'Pro Forma Transactions') as if they had occurred on December 31, 1997.

     The Pro Forma Financial Statements do not purport to represent what the results of operations or financial condition would actually have been had the Pro Forma Transactions in fact occurred on such date or to project the Company's results of operations or financial condition for any future period or date.

     These pro forma financial statements should be read in conjunction with the notes to the unaudited pro forma condensed consolidated financial statements.

     The Pro Forma Financial Information gives effect to the Pro Forma Transactions, including the Midcom Asset Acquisition, and relies upon the historical financial statements of Midcom (which are incorporated by reference into this Prospectus). Midcom's financial statements for the year ended December 31, 1997 (and, consequently, the Pro Forma Financial Information) include Midcom's operations during the 10-month period in 1997 prior to Midcom's bankruptcy filing in November 1997 and, therefore, do not accurately reflect the state of the business actually acquired by the Company in January 1998. See Note A to the Midcom Consolidated Financial Statements. In addition, one of the significant assets acquired by the Company in the acquisition was Midcom's customer base, all of whom now must be notified by the Company of the transfer of their accounts to the Company and have the option to replace the Company as their service provider. Although the Company expects that a significant number of customers will elect to terminate their service and move to other carriers, the Pro Forma Financial Information does not give effect to the loss of any Midcom customers. Moreover, the Pro Forma Financial Information does not purport to represent what the Company's results of operations or financial condition would actually have been had the Midcom Asset Acquisition in fact occurred on January 1, 1997 or to project the Company's results of operations or financial condition for any future period or date. Although the Company believes the assets it acquired from Midcom were purchased on attractive terms, the Company believes that investors in any of the Securities offered hereby should not place any reliance on the pro forma operating results contained in the Pro Forma Financial Statements as they relate to Midcom.

                 WINSTAR COMMUNICATIONS, INC. AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1997
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                ADJUSTMENTS
                                                                                  PRO FORMA       FOR THE
                                                                                   FOR THE     PREFERRED STOCK
                                         THE                     ADJUSTMENTS       MIDCOM      PLACEMENT AND
                                      COMPANY,     MIDCOM,     FOR THE MIDCOM       ASSET      THE 1998 DEBT
                                     HISTORICAL   HISTORICAL  ASSET ACQUISITION   ACQUISITION    PLACEMENT        PRO FORMA
                                     -----------  ----------  -----------------   -----------  ---------------    -----------
               ASSETS
Current assets
  Cash and cash equivalents.........  $ 402,359    $  2,285       $ (92,000)(a)   $310,359      $ 192,850(b)    $  939,872
                                                                     (2,285)(a)                   436,663(c)
  Short term investments............     16,903                                     16,903                          16,903
                                     -----------  ----------  -----------------   ---------  ---------------    -----------
    Cash, cash equivalents and short
      term investments..............    419,262       2,285         (94,285)       327,262        629,513          956,775
  Accounts receivable, net..........     30,328      20,661                         50,989                          50,989
  Inventories.......................     10,296                                     10,296                          10,296
  Prepaid expenses and other current
    assets..........................      8,985       6,125                         15,110                          15,110
  Net assets of discontinued
    operations......................      2,105                                      2,105                           2,105
                                     -----------  ----------  -----------------   ---------  ---------------    -----------
      Total current assets..........    470,976      29,071         (94,285)       405,762        629,513        1,035,275
Property and equipment, net.........    284,835      25,331         (16,667)(a)    293,499                         293,499
Licenses, net.......................    174,763                                    174,763                         174,763
Intangible assets, net..............     14,293       4,481          51,388(a)      70,162                          70,162
Deferred financing costs............     27,463                                     27,463         13,337(c)        40,800
Other assets........................      4,071         681                          4,752                           4,752
                                     -----------  ----------  -----------------   ---------  ---------------    -----------
      Total assets..................  $ 976,401    $ 59,564       $ (59,564)      $976,401      $ 642,850       $1,619,251
                                     -----------  ----------  -----------------   ---------  ---------------    -----------
                                     -----------  ----------  -----------------   ---------  ---------------    -----------
          LIABILITIES AND
        STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long term
    debt ...........................  $     386    $              $               $    386      $               $      386
  Notes payable.....................                 32,332         (32,332)(a)

  Accounts payable and accrued
    expenses........................     97,714       9,402          (9,402)(a)     97,714                          97,714
  Current portion of capitalized
    lease obligations...............      6,848      15,263         (15,263)(a)      6,848                           6,848
                                     -----------  ----------  -----------------   ---------  ---------------    -----------
      Total current liabilities.....    104,948      56,997         (56,997)       104,948             --          104,948
Capitalized lease obligations, less
  current portion...................     21,823                                     21,823                          21,823
Long-term debt, less current
  portion...........................    768,469                                    768,469        450,000(c)     1,218,469
Liabilities subject to compromise...                175,886        (175,886)(a)
Deferred income taxes...............     24,000                                     24,000                          24,000
                                     -----------  ----------  -----------------   ---------  ---------------    -----------
      Total liabilities.............    919,240     232,883        (232,883)       919,240        450,000        1,369,240
                                     -----------  ----------  -----------------   ---------  ---------------    -----------
Exchangeable redeemable preferred
  stock.............................    175,553                                    175,553                         175,553
Cumulative Convertible Redeemable
  preferred stock...................                                                              200,000(b)       200,000
Commitments and contingencies
Stockholders' equity:
  Preferred stock...................         39                                         39                              39
  Common stock, $.01 par value;
    authorized 200,000 shares,
    issued and outstanding 34,610
    shares, 34,610 pro forma issued
    and outstanding shares and
    34,610 pro forma as adjusted
    issued and outstanding shares...        346      67,548         (67,548)(a)        346                             346
  Additional paid-in capital........    255,741                                    255,741         (7,150)(b)      248,591
  Deferred compensation.............                 (1,192)          1,192(a)
  Accumulated deficit...............   (374,518)   (239,675)        239,675(a)    (374,518)                       (374,518)
                                     -----------  ----------  -----------------   ---------  ---------------    -----------
      Total stockholders' equity....   (118,392)   (173,319)        173,319       (118,392)        (7,150)        (125,542)
                                     -----------  ----------  -----------------   ---------  ---------------    -----------
      Total liabilities and
         stockholders' equity.......  $ 976,401    $ 59,564       $ (59,564)      $976,401      $ 642,850       $1,619,251
                                     -----------  ----------  -----------------   ---------  ---------------    -----------
                                     -----------  ----------  -----------------   ---------  ---------------    -----------

                 WINSTAR COMMUNICATIONS, INC. AND SUBSIDIARIES

                    NOTES TO UNAUDITED PRO FORMA CONDENSED
                           CONSOLIDATED BALANCE SHEET

     The adjustments below were prepared based on data currently available and in some cases are based on estimates or approximations. It is possible that the actual amounts recorded may have an impact on the results of operations and the balance sheet different from that reflected in the accompanying unaudited pro forma condensed consolidated financial statements. It is therefore possible that the entries presented below will not be the amounts actually recorded.

     BALANCE SHEET AT DECEMBER 31, 1997

                                                                                                 (IN THOUSANDS)
(a) To record the Midcom Asset Purchase as follows:

Cash purchase price...........................................................................     $  (92,000)
Eliminate cash retained by the seller.........................................................         (2,285)
Eliminate property and equipment retained by the seller.......................................        (16,667)
Excess of purchase price over seller's historical basis.......................................         51,388
                                                                                                 --------------
     Total Asset Adjustments..................................................................     $  (59,564)
                                                                                                 --------------
                                                                                                 --------------
ELIMINATE LIABILITIES RETAINED BY THE SELLER AS FOLLOWS:
Notes payable.................................................................................     $  (32,332)
Accounts payable and accrued expenses.........................................................         (9,402)
Liabilities subject to compromise.............................................................       (175,886)
Current portion of capitalized lease obligations..............................................        (15,263)
ELIMINATION OF HISTORICAL EQUITY ACCOUNTS AS FOLLOWS:
Common stock of Midcom........................................................................        (67,548)
Deferred compensation of Midcom...............................................................          1,192
Accumulated deficit of Midcom.................................................................        239,675
                                                                                                 --------------
     Total Liability and Equity Adjustments...................................................     $  (59,564)
                                                                                                 --------------
                                                                                                 --------------

     (b) To record the issuance of the Preferred Stock Placement and related fees and expenses.

     (c) To record the issuance of the 1998 Debt Placement and the related fees and expenses.

                 WINSTAR COMMUNICATIONS, INC. AND SUBSIDIARIES

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                ADJUSTMENTS
                                                                      THE         FOR THE
                                                                   COMPANY,      PRO FORMA      PRO FORMA FOR THE       MIDCOM,
                                                                  HISTORICAL    FINANCINGS    FINANCING TRANSACTIONS   HISTORICAL
                                                                  -----------   -----------   ----------------------   ----------
Operating revenues
  Telecommunications services...................................   $  38,277     $                  $   38,277         $   98,283
  Information services .........................................      41,354                            41,354
                                                                  -----------   -----------         ----------         ----------
Total operating revenues........................................      79,631                            79,631             98,283
                                                                  -----------   -----------         ----------         ----------

Operating expenses
  Cost of services and products.................................      81,017                            81,017             72,440
  Selling, general and administrative expenses..................     156,959                           156,959             86,004
  Depreciation and amortization.................................      29,701         5,062 (a)          34,763             17,168
                                                                  -----------   -----------         ----------         ----------
Total operating expenses........................................     267,677         5,062             272,739            175,612
                                                                  -----------   -----------         ----------         ----------
  Operating loss................................................    (188,046)       (5,062)           (193,108)           (77,329)

Other expense
  Interest expense..............................................     (77,257)      (25,905)(a)        (103,162)            (9,929)
  Interest income...............................................      17,577                            17,577                 --
  Reorganization items..........................................                                                          (11,310)
  Other income (expense)........................................       2,219                             2,219             (5,200)
                                                                  -----------   -----------         ----------         ----------
Loss from continuing operations before income tax benefit.......    (245,507)      (30,967)           (276,474)          (103,768)
Income tax benefit..............................................       2,500                             2,500
                                                                  -----------   -----------         ----------         ----------
Loss from continuing operations.................................    (243,007)      (30,967)           (273,974)          (103,768)
Loss from discontinued operations...............................      (6,477)                           (6,477)
                                                                  -----------   -----------         ----------         ----------
Net loss........................................................    (249,484)      (30,967)           (280,451)          (103,768)
Less preferred stock dividends..................................      (5,879)      (25,927)(a)         (31,806)
                                                                  -----------   -----------         ----------         ----------
Net loss applicable to common stockholders......................   $(255,363)    $ (56,894)         $ (312,257)        $ (103,768)
                                                                  -----------   -----------         ----------         ----------
                                                                  -----------   -----------         ----------         ----------

Loss applicable to common stock per share from continuing
  operations....................................................   $   (7.49)                       $    (9.20)
Loss per share from discontinued operations.....................       (0.19)                            (0.19)

                                                                  -----------                       ----------
Net loss applicable to common stock per share...................   $   (7.68)                       $    (9.39)
                                                                  -----------                       ----------
                                                                  -----------                       ----------
Weighted average shares outstanding ............................      33,249                            33,249
                                                                  -----------                       ----------
                                                                  -----------                       ----------

                                                                                                   ADJUSTMENTS
                                                                                                     FOR THE
                                                                  ADJUSTMENTS       PRO FORMA          PREFERRED
                                                                    FOR THE          FOR THE        STOCK PLACEMENT
                                                                    MIDCOM           MIDCOM             AND THE
                                                                     ASSET            ASSET              1998
                                                                  ACQUISITION      ACQUISITION      DEBT PLACEMENT       PRO FORMA
                                                                  -----------      -----------      ---------------      ---------
Operating revenues
  Telecommunications services...................................   $                $ 136,560       $                    $136,560
  Information services .........................................                       41,354                              41,354
                                                                  -----------      -----------   ---------------        ---------
Total operating revenues........................................          --          177,914                             177,914
                                                                  -----------      -----------   ---------------        ---------
Operating expenses
  Cost of services and products.................................                      153,457                             153,457
  Selling, general and administrative expenses..................         714 (b)      243,677                             243,677
  Depreciation and amortization.................................       5,139 (b)       56,741                              56,741
                                                                        (329)(b)
                                                                  -----------      -----------   ---------------        ---------
Total operating expenses........................................       5,524          453,875                             453,875
                                                                  -----------      -----------   ---------------        ---------
  Operating loss................................................      (5,524)        (275,961)                           (275,961)
Other expense
  Interest expense..............................................       9,929 (b)     (103,162)        (49,590)(d)        (152,752)
  Interest income...............................................      (4,784)(b)       12,793                              12,793
  Reorganization items..........................................      11,310 (b)          --
  Other income (expense)........................................                       (2,981)                             (2,981)
                                                                  -----------      -----------   ---------------        ---------
Loss from continuing operations before income tax benefit.......      10,931         (369,311)        (49,590)           (418,901)
Income tax benefit..............................................                        2,500                               2,500
                                                                  -----------      -----------   ---------------        ---------
Loss from continuing operations.................................      10,931         (366,811)        (49,590)           (416,401)
Loss from discontinued operations...............................                       (6,477)                             (6,477)
                                                                  -----------      -----------   ---------------        ---------
Net loss........................................................      10,931         (373,288)        (45,590)           (422,878)
Less preferred stock dividends..................................                      (31,806)        (14,000)(c)         (45,806)
                                                                  -----------      -----------   ---------------        ---------
Net loss applicable to common stockholders......................   $  10,931        $(405,094)      $ (63,590)           (468,684)
                                                                  -----------      -----------   ---------------        ---------
Loss applicable to common stock per share from continuing
  operations....................................................                    $  (11.99)                           $ (13.81)
Loss per share from discontinued operations.....................                        (0.19)                              (0.19)
                                                                                    ----------                           ---------

Net loss applicable to common stock per share...................                    $  (12.18)                           $ (14.00)
                                                                                    ----------                           ---------
                                                                                    ----------                           ---------
Weighted average shares outstanding ............................                       33,249             220              33,469
                                                                                    ----------   ---------------         ---------
                                                                                    ----------   ---------------         ---------

                 WINSTAR COMMUNICATIONS, INC. AND SUBSIDIARIES

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1997

     (a) To record the Financing Transactions as if they occurred as of January 1, 1997, including preferred stock dividends and amortization of debt offering costs and other related fees, but not to include interest income earned on unused cash, as follows:

         Preferred Stock dividends on the Preferred Stock issued by the Company in the February 1997 Preferred Stock Placement ($654).

         Interest expense on the debt issued in the March 1997 Debt Placement
           ($8,476).

         Interest expense on the debt issued in the August 1997 Debt Placement
           ($4,018).

         Interest expense on the Senior Subordinated Notes issued in the October
           1997 Debt Placement ($12,336).

         Depreciation expense on the assets acquired in the US ONE Asset
           Acquisition, ($5,062) and the interest expense on the related financing ($6,877).

         Preferred Stock dividends on the Exchangeable Redeemable Preferred
           Stock issued in the December 1997 Preferred Stock Placement
           ($25,273).

         Eliminate the pro forma interest expense ($6,877) related to the US ONE
           Asset Financing and to record the interest expense ($1,075) related to the write-off of the related financing fees.

     (b) To record the MIDCOM Asset Acquisition as follows:

         Amortization of the excess of the purchase price over Seller's historical basis of the assets acquired in the Midcom Asset Acquisition over ten years ($5,139).


         Eliminate the interest expense recorded on the Midcom debt, which was not assumed in the Midcom Asset Acquisition ($9,929).

         Eliminate interest income on the purchase price of the Midcom
           Acquisition, as if the Midcom Acquisition had occurred as of January 1, 1997 ($4,784).

         Eliminate depreciation expense ($329) related to the Midcom assets not purchased by the Company and to record rental expense ($714) for the Midcom assets leased by the Company.

         Eliminate Reorganization items related to the Midcom bankruptcy
           ($11,310).

     (c) To reflect Preferred Stock dividends (assuming the dividends are paid in Common Stock) as if the Preferred Stock Placement had been completed as of January 1, 1997.

     (d) To record interest expense on the 1998 Debt Placement, including amortization of debt offering costs and other related fees, as if the Notes issued in the 1998 Debt Placement, were issued as of January 1, 1997, but not to include interest income earned on available cash.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the Common Stock offered hereby, other than underwriting discounts and commissions:

SEC registration fee.........................................................................   167,695
Printing and engraving expenses..............................................................    50,000
Legal fees and expenses......................................................................    35,000
Accounting fees and expenses.................................................................    25,000
Miscellaneous................................................................................    22,305
Total........................................................................................   300,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Certificate of Incorporation provides that all directors, officers, employees and agents of the Registrant shall be entitled to be indemnified by the Company to the fullest extent permitted by law.

     Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

     'Section 145. Indemnification of officers, directors, employees and agents; insurance.

     (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.


     (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under sections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

     (e) Expenses incurred by an officer or director in defending a civil or criminal action, suite or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer, to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this section, references to 'the corporation' shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to 'other enterprises' shall include employee benefit plans; references to 'fines' shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to 'serving at the request of the corporation' shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith an in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner 'not opposed to the best interests of the corporation' as referred to in this section.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the 'Securities Act'), may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.

      (a)  Exhibits

EXHIBIT
NUMBER   DESCRIPTION
-------  -----------------------------------------------------------------------------------------------------------
  5.1    --    Opinion of Graubard Mollen & Miller*
 12.1    --    Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
 23.1    --    Consent of Grant Thornton LLP
 23.2    --    Consent of Grant Thornton LLP
 23.3    --    Consent of Graubard Mollen & Miller (included in its opinion filed as Exhibit 5.1)
 23.4    --    Consent of Ernst & Young LLP

ITEM 17. UNDERTAKINGS.

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment of this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to

        Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

             (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
        Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and

        Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

             (i)  The undersigned registrant hereby undertakes that:

                    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or

               497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK, ON THIS DAY OF APRIL, 1998.

                                          WINSTAR COMMUNICATIONS, INC.

                                          By: /S/ William J. Rouhana, Jr.
                                              ----------------------------------
                                                   William J. Rouhana, Jr.
                                             Chairman of the Board of Directors
                                                and Chief Executive Officer


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William J. Rouhana, Jr. and Timothy R. Graham his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                SIGNATURE                                      TITLE                             DATE
------------------------------------------  -------------------------------------------   -------------------
/s/ William J. Rouhana, Jr.                 Chairman of the Board of Directors and             April 20, 1998
------------------------------------------  Chief Executive Officer (and principal
         William J. Rouhana, Jr.            executive officer)


/s/ Nathan Kantor                           President, Chief Operating Officer and             April 20, 1998
------------------------------------------  Director
              Nathan Kantor



/s/ Steven G. Chrust                        Vice Chairman of the Board of Directors            April 20, 1998
------------------------------------------
             Steven G. Chrust


/s/ Charles T. Dickson                      Executive Vice President and Chief                 April 20, 1998
------------------------------------------  Financial Officer (and principal accounting
            Charles T. Dickson              officer)


/s/ Bert W. Wasserman                       Director                                           April 20, 1998
------------------------------------------
            Bert W. Wasserman


/s/ William J. vanden Heuvel                Director                                           April 20, 1998
------------------------------------------
         William J. vanden Heuvel


/s/ Steven B. Magyar                        Director                                           April 20, 1998
------------------------------------------
             Steven B. Magyar


/s/ James I. Cash                           Director                                           April 20, 1998
------------------------------------------
              James I. Cash

                                 EXHIBIT INDEX

EXHIBIT
NUMBER    DESCRIPTION                                                                                        PAGE NO.
-------   -------------------------------------------------------------------------------------------------  ---------
   5.1     --   Opinion of Graubard Mollen & Miller
  12.1     --   Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
  23.1     --   Consent of Grant Thornton LLP
  23.2     --   Consent of Grant Thornton LLP
  23.3     --   Consent of Graubard Mollen & Miller (included as part of Exhibit 5.1)
  23.4     --   Consent of Ernst & Young LLP

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